The registrant is submitting this draft registration statement on February 28, 2019 confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933, as amended.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Essential Properties Realty Trust, Inc.

(Exact name of registrant as specified in its governing instruments)

902 Carnegie Center Boulevard, Suite 520

Princeton, New Jersey 08540

(609) 436-0619

(Address, including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Peter M. Mavoides

President and Chief Executive Officer

902 Carnegie Center Boulevard, Suite 520

Princeton, New Jersey 08540

(609) 436-0619

(Name, Address, including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

J. Gerard Cummins, Esq. Bartholomew A. Sheehan, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300	Julian T.H. Kleindorfer, Esq. Lewis W. Kneib, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☒

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)
Common Stock, $0.01 par value per share		$	$	$

(1)	Includes shares of common stock issuable upon the exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the average of the high and low prices of the registrant’s common stock on                     , 2019, as reported on the New York Stock Exchange.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated February 28, 2019

            Shares

Common Stock

Essential Properties Realty Trust, Inc.

We are offering              shares of our common stock, $0.01 par value per share. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “EPRT.” On February 27, 2019, the last sale price of our common stock as reported on the NYSE was $16.76 per share.

We intend to elect to qualify as a real estate investment trust, or REIT, for federal income tax purposes commencing with our taxable year ended December 31, 2018. To assist us in complying with certain federal income tax requirements applicable to REITs, among other reasons, our charter contains certain restrictions relating to the ownership and transfer of our capital stock, including an ownership limit of 7.5% in value or in number of shares, whichever is more restrictive, of our outstanding common stock, except for certain designated investment entities that may own up to 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock, subject to certain conditions. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer” for a detailed description of the ownership and transfer restrictions applicable to our common stock.

We are an “emerging growth company” under the federal securities laws and, as such, have elected to comply with certain reduced disclosure requirements in this prospectus and in future filings that we make with the Securities and Exchange Commission. See “Prospectus Summary—Emerging Growth Company Status.”

Investing in our common stock involves risks. See the information under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein, for factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 97 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional              shares of common stock from us at the public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Delivery of the shares of common stock will be made on or about                     , 2019.

Joint Book-Running Managers

Prospectus dated                     , 2019

You should rely only on the information contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any free writing prospectus prepared by us and in the documents incorporated by reference into this prospectus is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

We use market data and industry forecasts and projections throughout this prospectus, the documents incorporated by reference in this prospectus and, in particular, in the section in this prospectus captioned “Prospectus Summary.” In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We have not independently verified this information.

Certain Terms Used in This Prospectus

Unless the context otherwise requires, the following terms and phrases are used throughout this prospectus as described below:

•

“annualized base rent” means annualized contractually specified cash base rent in effect on December 31, 2018 for all of our leases (including those accounted for as direct financing leases) commenced as of that date and annualized cash interest on our mortgage loans receivable as of that date;

i

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“CPI” means the consumer price index for all urban consumers (CPI-U): U.S. city average, all items, which is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services;

•	“EBITDAre” means earnings before interest, taxes, depreciation and amortization for real estate, gains (or losses) on the sales of depreciable property and real estate impairment losses.

•

“Eldridge” means Eldridge Industries, LLC, a private investment firm specializing in providing both equity and debt capital that has historically provided a substantial portion of our equity funding, and its affiliates;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“GAAP” means generally accepted accounting principles as promulgated by the Financial Accounting Standards Board in the United States of America;

•

“GE Seed Portfolio” means a portfolio of 262 net leased properties, consisting primarily of restaurants, that we acquired on June 16, 2016 as part of the liquidation of General Electric Capital Corporation for an aggregate purchase price of $279.8 million (including transaction costs);

•	“NYSE” means the New York Stock Exchange;

•

“occupancy” or a specified percentage of our portfolio that is “occupied” means the quotient of (1) the total number of our properties minus the number of our properties that are vacant and from which we are not receiving any rental payment, and (2) the total number of our properties as of a specified date;

•

“OP Units” means units of limited partnership interest in the operating partnership, which are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis, beginning one year after the issuance of such units;

•	“operating expenses” mean all maintenance, insurance, utility and tax expense related to a property;

•	“operating partnership” means Essential Properties, L.P., a Delaware limited partnership, through which we hold substantially all of our assets and conduct our operations;

•

“pro forma basis” means information is presented assuming the completion of this offering and the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus had occurred on December 31, 2018 for purposes of the unaudited pro forma consolidated balance sheet data and on January 1, 2018 for purposes of the unaudited pro forma consolidated statements of operations;

•

“rent coverage ratio” means the ratio of (x) tenant-reported or, when unavailable, management’s estimate (based on tenant-reported financial information) of annual earnings before interest, taxes, depreciation, amortization and cash rent attributable to the leased property (or properties, in the case of a master lease) to (y) the annualized base rental obligation as of a specified date;

•	“revolving credit facility” means our $300 million senior unsecured revolving credit facility;

•	“Securities Act” means the Securities Act of 1933, as amended; and

•	“we,” “our,” “us” and “our company” mean Essential Properties Realty Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including our operating partnership.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. Before making an investment decision, you should carefully read this entire prospectus and the documents incorporated by reference herein, including the information under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018, or our 2019 Form 10-K. You should also read the financial statements and related notes included in our 2019 Form 10-K. Our 2019 Form 10-K is incorporated by reference in this prospectus. See “Information Incorporated by Reference.” Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ option to purchase additional shares is not exercised.

Essential Properties Realty Trust, Inc.

Our Company

We are an internally managed real estate company that acquires, owns and manages primarily single-tenant properties that are net leased on a long-term basis to middle-market companies operating service-oriented or experience-based businesses. We have assembled a diversified portfolio using an investment strategy that focuses on properties leased to tenants in businesses such as restaurants (including quick service and casual and family dining), car washes, automotive services, medical services, convenience stores, entertainment, early childhood education and health and fitness. We believe that properties leased to tenants in these businesses are essential to the generation of the tenants’ sales and profits and that these businesses exhibit favorable growth potential and are generally more insulated from e-commerce pressure than many others. As of December 31, 2018, 91.1% of our $106.8 million of annualized base rent was attributable to properties operated by tenants in service-oriented and experience-based businesses.

In June 2018, we completed our initial public offering, or IPO, of 35,272,191 shares of common stock (including 2,772,191 shares issued pursuant to the partial exercise of the underwriters’ option to purchase additional shares), and we received total proceeds of approximately $458.7 million, net of underwriting discounts and commissions. Concurrently with our IPO, we also completed a $125.0 million private placement, or the private placement, of shares of our common stock and units of our operating partnership.

Our objective is to maximize stockholder value by generating attractive risk-adjusted returns through owning, managing and growing a diversified portfolio of commercially desirable properties. We have grown strategically since commencing investment activities in June 2016. As of December 31, 2018, we had a portfolio of 677 properties (including one undeveloped land parcel, 12 properties that secure our investment in mortgage loans receivable and four properties under development) built on the following core attributes:

Diversified Portfolio.    Our portfolio was 100% occupied by 161 tenants operating 180 different brands, or concepts, in 15 industries across 43 states, with none of our tenants contributing more than 5% of our annualized base rent. Our strategy targets a scaled portfolio that, over time, derives no more than 5% of its annualized base rent from any single tenant or more than 1% from any single property.

Remaining Lease Term of 14.2 Years.    Our leases had a weighted average remaining lease term of 14.2 years (based on annualized base rent), with only 3.1% of our annualized base rent attributable to leases expiring prior to January 1, 2023. Our properties are subject to relatively new, long-term net leases that we believe provide us a stable base of revenue from which to grow our portfolio.

Significant Use of Master Leases.    67.4% of our annualized base rent was attributable to master leases.

Healthy Rent Coverage Ratio and Extensive Tenant Financial Reporting.    Our portfolio’s weighted average rent coverage ratio was 2.8x and 97.5% of our leases (based on annualized base rent) obligate the tenant to periodically provide us with specified unit-level financial reporting.

Contractual Base Rent Escalation.    97.1% of our leases (based on annualized base rent) provided for increases in future base rent at a weighted average rate of 1.5% per year.

Differentiated Investment Approach.    Our average investment per property was $2.0 million (which equals our aggregate investment in our properties (including transaction costs, lease incentives and amounts funded for construction in progress) divided by the number of properties owned at December 31, 2018), and we believe investments of similar size allow us to grow our portfolio without concentrating a large amount of capital in individual properties and limit our exposure to events that may adversely affect a particular property.

2018 Financial and Operating Highlights

•	During the year ended December 31, 2018, we invested approximately $516 million in 215 property locations (excluding one property securing $3.5 million of short-term financing).

•	As of December 31, 2018, our total gross investment in real estate totaled $1.4 billion and we had total debt of $540.1 million.

•	In June 2018, we completed our IPO and the private placement.

•	For the period of 2018 subsequent to our IPO, we made distributions totaling $0.434 per share of common stock.

•

In June 2018, we entered into a senior unsecured revolving credit facility which allows up to $300.0 million in principal amount of borrowings that is available for general corporate purposes, including for funding future acquisitions.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from our competitors and allow us to compete effectively in the single-tenant, net-lease market:

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Carefully Constructed Portfolio of Recently Acquired Properties Leased to Service-Oriented or Experience-Based Tenants.    We have strategically constructed a portfolio that is diversified by tenant, industry and geography and generally avoids exposure to businesses that we believe are subject to pressure from e-commerce. Our properties are subject to relatively new, long-term net leases that we believe provide us a stable base of revenue from which to grow our portfolio. As of December 31, 2018, we had a portfolio of 677 properties, with annualized base rent of $106.8 million, which was selected by our management team in accordance with our focused investment strategy. Our portfolio is diversified with 161 tenants operating 180 different concepts across 43 states and 15 industries. None of our tenants contributed more than 5% of our annualized base rent as of December 31, 2018, and our strategy targets a scaled portfolio that, over time, derives no more than 5% of its annualized base rent from any single tenant or more than 1% from any single property.

We focus on investing in properties leased to tenants operating in service-oriented or experience-based businesses, such as restaurants (including quick service and casual and family dining), car washes, automotive services, medical services, convenience stores, entertainment, early childhood education and health and fitness, which we believe are generally more insulated from e-commerce pressure than many others. As of December 31, 2018, 91.1% of our annualized base rent was attributable to tenants operating service-oriented and experience-based businesses.

We believe that our portfolio’s diversity and recent underwriting decrease the impact on us of an adverse event affecting a specific tenant, industry or region, and our focus on leasing to tenants in industries that we believe are well-positioned to withstand competition from e-commerce increases the stability of our rental revenue.

•

Experienced and Proven Net Lease Management Team.    Our senior management has significant experience in the net lease industry and a track record of growing net lease businesses to significant scale, and it was directly responsible for sourcing, financing and acquiring each of the properties in our portfolio.

Our senior management team has been responsible for our refined investment strategy and for developing and implementing our investment sourcing, underwriting, closing and asset management functions, which we believe can support significant investment growth without a proportionate increase in our operating expenses. As of December 31, 2018, exclusive of the GE Seed Portfolio, 82.2% of our portfolio’s annualized base rent was attributable to internally originated sale-leaseback transactions and 92.1% was acquired from parties who had previously engaged in one or more transactions that involved a member of our senior management team (including operators and tenants and other participants in the net lease industry, such as brokers, intermediaries and financing sources). The substantial experience, knowledge and relationships of our senior leadership team provide us with an extensive network of contacts that we believe allows us to originate attractive investment opportunities and effectively grow our business.

•	Growth Oriented Balance Sheet Supporting Scalable Infrastructure. As of December 31, 2018, we had $549.1 million of gross debt outstanding, with a weighted average maturity of 4.1 years.

In June 2018, we entered into our revolving credit facility, which is a four-year, senior unsecured revolving credit facility that allows for up to $300.0 million in principal amount of borrowings and is available for general corporate purposes, including funding future acquisitions. As of February 22, 2019, we had borrowed $66.0 million under the revolving credit facility and, after giving effect to the use of a portion of the net proceeds from this offering to repay amounts outstanding under this facility, we will have an available borrowing capacity of $300.0 million. Our borrowings under our revolving credit facility initially bear interest at an annual rate of (i) applicable LIBOR plus an applicable margin between 1.45% and 2.15%; or (ii) the base rate (which rate is equal to the greatest of the prime rate, the federal funds effective rate plus 0.5% or LIBOR plus 1.0%) plus an applicable margin of between 0.45% and 1.15%.

Our largest borrowing source is our private conduit program, or our Master Trust Funding Program, under which we may, subject to applicable covenants, issue multiple series and classes of notes from time to time to institutional investors in the asset-backed securities market. As of December 31, 2018, we had two series of notes outstanding under our Master Trust Funding Program, each consisting of Class A and Class B notes, with an aggregate outstanding principal balance of $515.1 million and a weighted average annual interest rate of

4.35%. These notes are secured by a pool of 347 properties and the related leases as of December 31, 2018. We have the ability to prepay these notes without the payment of a make-whole amount after November 2021, giving us flexibility to unencumber the pledged assets, should we choose to do so as part of a strategy to seek an investment grade credit rating in the future or for other reasons. Prepayments with respect to notes issued under our Master Trust Funding Program with an aggregate outstanding principal amount of $272.3 million (as of December 31, 2018) on or after November 25, 2019 do not require a make-whole payment, and prepayments with respect to notes issued under our Master Trust Funding Program with an aggregate outstanding principal amount of $242.8 million (as of December 31, 2018) on or after November 25, 2021 do not require a make-whole payment. These notes are non-recourse to us, subject to customary limited exceptions.

We are the property manager and servicer for the leases that are the collateral for the notes under our Master Trust Funding Program and, in that capacity, have discretion in managing the collateral pool. We believe that this discretion enhances our operational flexibility by enabling us to: issue additional notes in future series that reflect the increase in the value of properties or the entire collateral pool; substitute assets in the collateral pool (subject to meeting certain prescribed conditions and criteria); and sell underperforming assets and reinvest the proceeds in better performing properties, subject, in the case of substitutions and sales, to certain limitations unless the substitution or sale is credit- or risk-based. We also have the ability to add properties to the collateral pool between series issuances, thereby further increasing the pool’s size and diversity. By issuing investment grade-rated debt through the Master Trust Funding Program, we seek to lower our borrowing costs and, in turn, be in a position to deliver more competitive financial terms to our tenants and attractive returns to our stockholders.

We also have 330 unencumbered properties that contribute $58.2 million of annualized base rent as of December 31, 2018. We seek to manage our balance sheet so that we have access to multiple sources of debt capital in the future, such as term borrowings from insurance companies, banks and other sources, single-asset mortgage financing and CMBS borrowings, that may offer us the opportunity to lower our cost of funding and further diversify our sources of debt capital.

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Differentiated Investment Strategy.    We seek to acquire and lease freestanding, single-tenant commercial real estate facilities where a tenant services its customers and conducts activities that are essential to the generation of its sales and profits. We primarily seek to invest in properties leased to unrated middle-market companies that we determine have attractive credit characteristics and stable operating histories. We believe middle-market companies are underserved from a capital perspective and that we can offer them attractive real estate financing solutions and enter into lease agreements that provide us with attractive risk-adjusted returns. Furthermore, many net lease transactions with middle-market companies involve properties that are individually relatively small, which allows us to avoid concentrating a large amount of capital in individual properties. We maintain close relationships with our tenants, which we believe allows us to source additional investments and become the capital provider of choice as our tenants’ businesses grow and their real estate needs increase.

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Asset Base Allows for Significant Growth.    Building on our senior leadership team’s experience of more than 20 years in net lease real estate investing, we have developed leading origination, underwriting, financing, documentation and property management capabilities. Our platform is scalable, and we will seek to leverage these capabilities to improve our efficiency and processes to seek attractive risk-adjusted growth. While we expect that our general and administrative expenses will continue to rise in some measure as our portfolio grows, we expect that such expenses as a percentage of our portfolio will decrease over time due to efficiencies and economies of scale. We have grown substantially since we commenced investment activities on June 16, 2016, when we acquired our GE Seed Portfolio for $279.8 million (including transaction costs). During the years ended December 31, 2017 and 2018, we purchased properties with aggregate purchase prices of $535.4 million and $521.8 million, respectively. With our smaller asset base relative to other institutional investors that focus on acquiring net leased real estate, we believe that superior growth can be achieved through manageable acquisition volume.

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Disciplined Underwriting Leading to Strong Portfolio Characteristics.    We generally seek to execute transactions with an aggregate purchase price of $3 million to $50 million. Our size allows us to focus on investing in a segment of the market that we believe is underserved from a capital perspective and where we can originate or acquire relatively smaller assets on attractive terms that provide meaningful growth to our portfolio. In addition, we seek to invest in commercially desirable properties that are suitable for use by different tenants, offer attractive risk-adjusted returns and possess characteristics that reduce our real estate investment risks. As of December 31, 2018:

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Our leases had a weighted average remaining lease term (based on annualized base rent) of 14.2 years, with only 3.1% of our annualized base rent attributable to leases expiring prior to January 1, 2023;

•	Master leases contributed 67.4% of our annualized base rent;

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Our portfolio’s weighted average rent coverage ratio was 2.8x, with leases contributing 74.0% of our annualized base rent having rent coverage ratios in excess of 2.0x (excluding leases that do not report unit-level financial information);

•	Our portfolio was 100% occupied;

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Leases contributing 97.1% of our annualized base rent provided for increases in future annual base rent, ranging from 1.0% to 4.0% annually, with a weighted average annual escalation equal to 1.5% of base rent; and

•	Leases contributing 91.9% of annualized base rent were triple-net.

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Extensive Tenant Financial Reporting Supports Active Asset Management.    We seek to enter into lease agreements that obligate our tenants to periodically provide us with corporate and/or unit-level financial reporting, which we believe enhances our ability to actively monitor our investments, negotiate through lease renewals and proactively manage our portfolio to protect stockholder value. As of December 31, 2018, leases contributing 97.5% of our annualized base rent required tenants to provide us with specified unit-level financial information, and leases contributing 98.3% of our annualized base rent required tenants to provide us with corporate-level financial reporting.

Our Business and Growth Strategies

Our objective is to maximize stockholder value by generating attractive risk-adjusted returns through owning, managing and growing a diversified portfolio of commercially desirable properties. We intend to pursue our objective through the following business and growth strategies.

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Structure and Manage Our Diverse Portfolio with Disciplined Underwriting and Risk Management.    We seek to maintain the stability of our rental revenue and maximize the long-term return on our investments while continuing our growth by using our disciplined underwriting and risk management expertise. When underwriting assets, we emphasize commercially desirable properties, with strong operating performance, healthy rent coverage ratios and tenants with attractive credit characteristics.

Leasing.    In general, we seek to enter into leases with (i) relatively long terms (typically with initial terms of 15 years or more and tenant renewal options); (ii) attractive rent escalation provisions; (iii) healthy rent coverage ratios; and (iv) tenant obligations to periodically provide us with financial information, which provides us with information about the operating performance of the leased property and/or tenant and allows us to actively monitor the security of payments under the lease on an ongoing basis. We strongly prefer to use master lease structures, pursuant to which we lease multiple properties to a single tenant on a unitary (i.e., “all or none”) basis. In addition, in the context of our sale-leaseback investments, we generally seek to establish contract rents that are at prevailing market rents, which we believe enhances tenant retention and reduces our releasing risk if a lease is rejected in a bankruptcy proceeding or expires.

Diversification.    We monitor and manage the diversification of our portfolio in order to reduce the risks associated with adverse developments affecting a particular tenant, property, industry or region. Our strategy targets a scaled portfolio that, over time, will (1) derive no more than 5% of its annualized base from any single tenant or more than 1% of its annualized base rent from any single property, (2) be primarily leased to tenants operating in service-oriented or experience-based businesses and (3) avoid significant geographic concentration. While we consider these criteria when making investments, we may be opportunistic in managing our business and make investments that do not meet one or more of these criteria if we believe the opportunity presents an attractive risk-adjusted return.

Asset Management.    We are an active asset manager and regularly review each of our properties for changes in the business performance at the property, credit of the tenant and local real estate market conditions. Among other things, we use Moody’s Analytics RiskCalc, which is a model for predicting private company defaults based on Moody’s Analytics Credit Research Database, to proactively detect credit deterioration. Additionally, we monitor market rents relative to in-place rents and the amount of tenant capital expenditures in order to refine our tenant retention and alternative use assumptions. Our management team utilizes our internal credit diligence to monitor the credit profile of each of our tenants on an ongoing basis. We believe that this proactive approach enables us to identify and address issues expeditiously and to determine whether there are properties in our portfolio that are appropriate for disposition.

In addition, as part of our active portfolio management, we may selectively dispose of assets that we conclude do not offer a return commensurate with the investment risk, contribute to unwanted geographic, industry or tenant concentrations, or may be sold at a price we determine is attractive. Since our inception through February 22, 2019, we have sold 109 properties for net sales proceeds of $126.7 million, representing a 4.3% gain based on our allocated purchase price of $121.5 million. This excludes five properties that we sold for net sales proceeds of $3.8 million with an allocated purchase price of $4.2 million. These five properties include two properties where we sold a portion of the property, two properties where we had a leasehold interest and a property where the tenant held an existing purchase option. We have excluded these sales as they are not representative of sales driven by our active portfolio management process.

•	Focus on Relationship-Based Sourcing to Grow Our Portfolio by Originating Sale-Leaseback Transactions. We plan to continue our disciplined growth by originating sale-

leaseback transactions and opportunistically making acquisitions of properties subject to net leases that contribute to our portfolio’s tenant, industry and geographic diversification. Since we commenced investment activities in June 2016, our senior management team has sourced, underwritten, negotiated and structured 175 investment transactions that have closed. As of December 31, 2018, exclusive of our GE Seed Portfolio, 82.2% of our portfolio’s annualized base rent was attributable to internally originated sale-leaseback transactions and 92.1% was acquired from parties who had previously engaged in transactions that involved a member of our senior management team (including operators and tenants and other participants in the net lease industry, such as brokers, intermediaries and financing sources). In addition, we seek to leverage our relationships with our tenants to facilitate investment opportunities, including selectively agreeing to reimburse certain of our tenants for development costs at our properties in exchange for contractually specified rent that generally increases proportionally with our funding. As of December 31, 2018, exclusive of our GE Seed Portfolio, approximately 48.2% of our investments were sourced from operators and tenants who had previously consummated a transaction involving a member of our management team, and approximately 43.9% were sourced from participants in the net lease industry, such as brokers, intermediaries or financing sources, who had previously been involved with a transaction involving a member of our management team. We believe our senior management team’s reputation, in-depth market knowledge and extensive network of long-standing relationships in the net lease industry provide us access to an ongoing pipeline of attractive investment opportunities.

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Focus on Middle-Market Companies in Service-Oriented or Experience-Based Businesses.    We primarily focus on investing in properties that we lease on a long-term, triple-net basis to unrated middle-market companies that we determine have attractive credit characteristics and stable operating histories. Properties leased to middle-market companies may offer us the opportunity to achieve superior risk-adjusted returns, as a result of our intensive credit and real estate analysis, lease structuring and portfolio construction. We believe our capital solutions are attractive to middle-market companies due to their more limited financing options, as compared to larger, rated organizations, and, in many cases, smaller transactions with middle-market companies will allow us to maintain and grow our portfolio’s diversification. Middle-market companies are often willing to enter into leases with structures and terms that we consider attractive (such as master leases and leases that require ongoing tenant financial reporting) and believe contribute to the stability of our rental revenue.

In addition, we emphasize investment in properties leased to tenants engaged in service-oriented or experience-based businesses, such as restaurants (including quick service and casual and family dining), car washes, automotive services, medical services, convenience stores, entertainment, early childhood education, and health and fitness, as we believe these businesses are generally more insulated from e-commerce pressure than many others.

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Internal Growth Through Long-Term Triple-Net Leases That Provide For Periodic Rent Escalations.    We seek to enter into long-term (typically with initial terms of 15 years or more and tenant renewal options), triple-net leases that provide for periodic contractual rent escalations. As of December 31, 2018, our leases had a weighted average remaining lease term of 14.2 years (based on annualized base rent), with only 3.1% of our annualized base rent attributable to leases expiring prior to January 1, 2023, and 97.1% of our leases (based on annualized base rent) provided for increases in future base rent at a weighted average of 1.5% per year. Additionally, our underwriting and active asset management, which we believe reduce default losses and increase renewal probabilities, is intended to enhance the stability of our rental revenue.

•

Actively Manage Our Balance Sheet to Maximize Capital Efficiency.    We seek to maintain a prudent balance between debt and equity financing and to maintain funding sources that lock in long-term investment spreads and limit interest rate sensitivity. We target a level of net debt that, over time, is generally less than six times our annualized adjusted EBITDAre, which is our EBITDAre for our most recently completed fiscal quarter based on an estimate calculated as if all acquisition and disposition activity that took place during the quarter had been made on the first day of the quarter multiplied by four. As of December 31, 2018, we had $549.1 million of gross debt outstanding and net debt of $532.8 million. Our net income for the year ended December 31, 2018 was $20.5 million and our EBITDAre was $80.6 million. As of December 31, 2018, on a pro forma basis, assuming the transactions described below under the caption “Certain Financial Information—Unaudited Pro Forma Consolidated Financial Statements” were completed as of the dates indicated, we had $        million of gross debt outstanding and net debt of $        million. On a pro forma basis, our net income for the year ended December 31, 2018 was $        million and our EBITDAre was $        million. We have access to multiple sources of debt capital, including the investment grade-rated, asset-backed bond market, through our Master Trust Funding Program, and bank debt, through the revolving credit facility.

Our net debt and our EBITDAre referenced above are non-GAAP financial measures. See “—Summary Selected Consolidated Historical and Pro Forma Financial and Other Data.”

Our Real Estate Investment Portfolio

The following chart illustrates the percentage of our annualized base rent as of December 31, 2018 attributable to various industries. 91.1% of annualized base rent as of December 31, 2018 related to service-oriented and experience-based businesses.

We believe unit-level rent coverage ratios are an important element of evaluating the likelihood that tenants will renew leases upon expiration or exercise renewal options. The following chart illustrates our annualized base rent as of December 31, 2018 attributable to leases expiring during the specified periods and provides information about the unit-level rent coverage ratios as of December 31, 2018 for such leases. We believe that our strong rent coverage ratios enhance the likelihood that leases will be renewed or extended and increases the stability of our rental revenue.

Lease Expiration Risk

We typically lease our properties pursuant to long-term, triple-net leases with initial terms of 15 years or more that often have tenant renewal options. Substantially all of our leases are triple-net, meaning our tenant generally is obligated to pay all operating expenses related to the leased property. We strongly prefer to use master lease structures, pursuant to which we lease multiple properties to a single tenant on an all or none basis. In a master lease structure, a tenant is responsible for a single lease payment relating to the entire portfolio of leased properties, as opposed to multiple lease payments relating to individually leased properties. The master lease structure prevents a tenant from “cherry picking” locations, where it unilaterally gives up underperforming properties while maintaining its leasehold interest in well-performing properties. As of December 31, 2018, master leases contributed 67.4% of our annualized base rent (our largest master lease by annualized base rent related to five properties and contributed 4.1% of our annualized base rent, and our smallest master lease by annualized base rent related to two properties and contributed 0.1% of our annualized base rent). We also seek to invest in properties with healthy rent coverage ratios. Substantially all of our leases also require our tenants to periodically provide us with financial information, which allows us to evaluate the security of payments under the related lease on an ongoing basis.

Substantially all of our leases provide for periodic contractual rent escalations. As of December 31, 2018, leases contributing 97.1% of our annualized base rent provided for increases in future annual base rent, generally ranging from 1.0% to 4.0% annually, with a weighted average annual escalation equal to 1.5% of base rent. Generally, our rent escalators increase rent on specified dates by a fixed percentage. Our escalations provide us with a source of internal growth and a measure of inflation protection. Additional information on lease escalation frequency and weighted average annual escalation rates as of December 31, 2018 is displayed below.

Lease Escalation Frequency	% of Annualized Base Rent	Weighted Average Annual Escalation Rate(1)
Annually	78.1%	1.7%
Every 2 years	0.6%	1.0%
Every 3 years	0.2%	1.3%
Every 4 years	0.7%	0.8%
Every 5 years	14.5%	1.1%
Other escalation frequencies	2.6%	1.3%
Flat(2)	3.3%	N/A

Total/Weighted Average(3)	100.0%	1.5%

(1)

Represents the weighted average annual escalation rate of the entire portfolio as if all escalations occurred annually. For leases where rent escalates by the greater of a stated fixed percentage or the change in the CPI, we have assumed an escalation equal to the stated fixed percentage in the lease. As of December 31, 2018, leases contributing 10.3% of our annualized base rent provide for rent increases equal to the lesser of a stated fixed percentage or the change in the CPI. As any future increase in CPI is unknowable at this time, we have not included an increase in the rent pursuant to these leases in the weighted average annual escalation rate presented.

(2)

Approximately 76.8% of the annualized base rent derived from flat leases is attributable to leases that provide for contingent rent based on a percentage of the tenant’s gross sales at the leased property.

(3)	Weighted by annualized base rent.

Historical Acquisitions and Dispositions

The following chart illustrates our quarterly investment activity since inception, excluding the GE Seed Portfolio:

The following table sets forth select information about our quarterly investment activity since inception, excluding the GE Seed Portfolio and nine additional properties that we acquired from General Electric Capital Corporation for an aggregate purchase price of $5.7 million (including transaction costs), during the period from June 16, 2016 through December 31, 2016 (dollars in thousands):

	Three Months Ended
	September 30, 2016		December 31, 2016		March 31, 2017		June 30, 2017		September 30, 2017		December 31, 2017		March 31, 2018		June 30, 2018		September 30, 2018		December 31, 2018		Total
Acquisitions
Volume(1)	$60,249		$112,821		$143,845		$91,526		$138,653		$160,366		$64,098		$214,427		$134,058		$103,662		$1,223,705
Average investment per unit	$2,152		$1,815		$4,108		$2,474		$2,728		$1,742		$2,195		$2,438		$2,047		$2,572
Cash cap rate(2)	7.3%		7.2%		7.5%		7.6%		7.7%		7.7%		7.8%		7.6%		7.6%		7.6%
GAAP cap rate(3)	8.2%		8.3%		8.0%		8.9%		8.9%		8.7%		8.3%		8.7%		8.5%		8.5%
Property count	28		62		35		37		50		90		28		86		62		39		517
Master lease %(4)	85.2%		46.9%		83.2%		71.0%		72.9%		64.5%		33.3%		82.1%		58.1%		57.2%
Sale-leaseback %(4)	100.0%		65.3%		85.5%		75.9%		94.0%		74.7%		67.5%		89.6%		76.6%		83.1%
Financial reporting %(5)	100.0%		100.0%		100.0%		100.0%		97.7%		99.8%		100.0%		96.5%		100.0%		89.8%
Rent coverage ratio	2.92	x	2.77	x	3.14	x	3.96	x	2.77	x	3.05	x	2.34	x	2.37	x	2.70	x	2.80	x
Remaining lease term (years)(4)	16.8		17.3		17.0		17.3		18.4		15.5		14.1		17.2		16.1		16.6
Number of transactions	4		11		12		11		18		21		16		23		34		24		174

(1)	Includes transaction costs, lease incentives and amounts funded for construction in progress.
(2)	Annualized contractually specified cash base rent for the first full month after the investment divided by the purchase price for the property.
(3)	GAAP rent for the first twelve months after the investment divided by the purchase price for the property.
(4)	As a percentage of annualized base rent.
(5)	Tenants party to leases that obligate them to periodically provide us with corporate and/or unit-level financial reporting, as a percentage of our annualized base rent.

We routinely sell properties that we conclude do not offer a return commensurate with the investment risk, contribute to unwanted geographic, industry or tenant concentration or that may be sold at a price we determine is attractive. The following table sets forth select information about our quarterly disposition activity since inception (dollars in thousands):

	Three Months Ended
	September 30, 2016	December 31, 2017	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	Total
Dispositions of leased properties
Proceeds(1)	$—	$14,885	$4,132	$7,823	$16,615	$14,630	$7,506	$13,316	$18,827	$19,307	$117,041
Realized gain (loss), net(1)	$—	$878	$234	$1,178	$1,538	$3,003	$1,251	$2,447	$1,490	$375	$12,394
Cash cap rate(2)	—	6.2%	6.5%	6.5%	6.1%	6.4%	6.7%	7.1%	6.8%	6.9%	6.6%
Property count	—	11	3	6	9	8	5	8	17	7	74
Dispositions of vacant properties
Proceeds(1)	$628	$963	$926	$3,571	$3,578	$2,353	$215	$463	$579	$235	$13,511
Realized gain (loss), net(1)	$(13)	$6	$60	$289	$436	$9	$(19)	$(36)	$(35)	$(29)	$668
Property count(3)	2	4	4	8	5	4	1	2	4	1	35

(1)	Net of transaction costs.
(2)	Annualized contractually specified cash base rent at time of sale divided by the gross sale price (excluding transaction costs) for the property.
(3)	Property count excludes dispositions where only a portion of the owned parcel was sold.

Our Target Market

We are an active investor in single-tenant, net leased real estate. Our target properties are generally freestanding, commercial real estate facilities where a middle-market tenant conducts activities that are essential to the generation of its sales and profits. We believe that this market is underserved from a capital perspective and offers attractive investment opportunities.

Within this market, we emphasize investment in properties leased to tenants engaged in a targeted set of service-oriented or experience-based businesses, such as restaurants (including quick service and casual and family dining), car washes, automotive services, medical services, convenience stores, entertainment, early childhood education, and health and fitness because we believe these businesses are generally more insulated from e-commerce pressure than many others. In addition, we believe that many of these businesses are favorably impacted by current macroeconomic trends that support consumer spending, such as generally declining unemployment and positive consumer sentiment.

We also focus on properties leased to middle-market companies, which we define as regional and national operators with between 10 and 250 locations and $20 million to $500 million in annual revenue, and we opportunistically invest in properties leased to smaller companies, which we define as regional operators with less than 10 locations and less than $20 million in annual revenue. Although it is not our primary investment focus, we will opportunistically consider investments leased to large companies. While most of our targeted tenants are not rated by a nationally recognized statistical rating organization, we primarily seek to invest in properties leased to companies that we determine have attractive credit characteristics and stable operating histories.

Despite the market’s size, the market for single-tenant, net leased real estate is highly fragmented. In particular, we believe that there is a limited number of participants addressing the long-term capital needs of unrated middle-market and small companies. We believe that many publicly traded REITs that invest in net leased properties concentrate their investment activity in properties leased to investment grade-rated tenants, which tend to be larger organizations, with the result that unrated, middle-market and small companies are relatively underserved and offer us an attractive investment opportunity.

Furthermore, we believe that there is strong demand for our net-lease solutions among middle-market and small owner-operators of commercial real estate, in part, due to the bank regulatory environment, which, since the turmoil in the housing and mortgage industries from 2007–2009, has generally been characterized by increased scrutiny and regulation. We believe that this environment has made commercial banks less responsive to the long-term capital needs of unrated middle-market and small companies, many of which have historically depended on commercial banks for their financing; accordingly, we see an attractive opportunity to address the capital needs of these companies by offering them an efficient alternative to financing their real estate with traditional mortgage or bank debt and their own equity.

Accordingly, while we believe our net-lease financing solutions may be attractive to a wide variety of companies, we believe our most attractive opportunity is owning properties net leased to bank finance-dependent, middle-market and small companies that are generally unrated and have less access to efficient sources of long-term capital than larger, rated companies.

Recent Developments

Completed and Pending Acquisitions

During the period from January 1, 2019 through February 22, 2019, we completed 23 property acquisitions with an aggregate purchase price of $37.0 million (including transaction costs). In connection with these acquisitions, we entered into leases with annualized base rent of $2.7 million. As of February 22, 2019, we were party to purchase and sale agreements relating to the acquisition of 20 properties with an aggregate purchase price of $40.1 million (not including transaction costs). In connection with these acquisitions, we expect to enter into leases with annualized base rent of $3.0 million. While we regard the completion of these pending acquisitions to be probable, these transactions are subject to customary closing conditions, including the completion of due diligence, and there can be no assurance that these acquisitions will be completed on the terms described above or at all.

Completed and Pending Dispositions

During the period from January 1, 2019 through February 22, 2019, we completed three property dispositions with an aggregate sale price, net of disposition costs, of $4.1 million. As of February 22, 2019, we had also agreed to sell two properties with an aggregate sales price of $4.6 million (excluding estimated transaction costs) that we believe are probable of closing. While we regard the completion of these pending dispositions to be probable, these transactions are subject to customary closing conditions, including the completion of due diligence, and there can be no assurance that these dispositions will be completed on the terms described above or at all.

Funded and Pending Tenant Construction Reimbursement Obligations and Tenant Loan

During the period from January 1, 2019 through February 22, 2019, we provided $0.8 million to two of our tenants for construction costs that they incurred in connection with construction at two of our properties in exchange for contractually specified rent that generally increases proportionally with our funding. As of February 22, 2019, we had agreed to fund five of our tenants in an aggregate amount of $17.7 million for construction costs that they expect to incur in connection with construction at five of our properties in exchange for contractually specified rent that generally increases proportionally with our funding. During the period January 1, 2019 through February 22, 2019, we also funded $0.2 million of a tenant mortgage loan to finance construction at a property leased from us and had no remaining tenant loan commitment at February 22, 2019.

Summary Risk Factors

You should carefully consider the matters discussed in the “Risk Factors” section of our 2019 Form 10-K, which is incorporated by reference in this prospectus, for factors you should consider before investing in our common stock. Some of these risks include:

•	We are subject to risks related to commercial real estate ownership that could reduce the value of our properties.

•	Global market and economic conditions may materially and adversely affect us and the ability of our tenants to make rental payments to us pursuant to our leases.

•	Our business is dependent upon our tenants successfully operating their businesses and their failure to do so could materially and adversely affect us.

•

Our assessment that certain businesses are insulated from e-commerce pressure may prove to be incorrect, and changes in macroeconomic trends may adversely affect our tenants, either of which could impair our tenants’ ability to make rental payments to us and materially and adversely affect us.

•	Loss of our key personnel with long-standing business relationships could materially impair our ability to operate successfully.

•

As of December 31, 2018, we had approximately $549.1 million principal balance of indebtedness outstanding, which requires substantial cash flow to service, subjects us to covenants and refinancing risk and the risk of default.

•	Market conditions could adversely affect our ability to refinance existing indebtedness or obtain additional financing for growth on acceptable terms or at all.

•

Eldridge, which as of December 31, 2018 owned approximately 17.8% of our common stock and 42.7% of our common stock assuming the exchange of all of the OP Units held by Eldridge for common stock, has substantial influence over our business, and its interests may differ from our interests or those of our other stockholders.

•	Failure to qualify, or maintain our qualification, as a REIT would materially and adversely affect us and the value of our common stock.

•

There can be no assurance that we will be able to maintain cash distributions, and certain agreements relating to our indebtedness may, under certain circumstances, limit or eliminate our right to make distributions to our common stockholders.

For additional risks associated with the purchase of our common stock in this offering, see the “Risk Factors” section of our 2019 Form 10-K, which is incorporated by reference in this prospectus.

Our Tax Status

We intend to elect to qualify as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2018. We believe that our organization and operations will allow us to qualify as a REIT for federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “Federal Income Tax Considerations.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and seeking stockholder approval of any golden parachute payments not previously approved. We have chosen to take advantage of some of these exemptions.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of this extended transition period, and, as a result, we will comply with new or revised accounting standards on or prior to the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) December 31, 2023, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

Corporate Information

Our predecessor was formed in March 2016, and we were incorporated in January 2018. Our principal executive office is located at 902 Carnegie Center Boulevard, Suite 520, Princeton, New Jersey 08540. Our telephone number is (609) 436-0619.

The Offering

Common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise in full of the underwriters’ option to purchase additional shares).

Common stock to be outstanding after this offering	shares(1)

Common stock and OP Units to be outstanding after this offering (excluding OP Units held directly or indirectly by us)	shares of common stock and OP Units(1)(2)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or $ million if the underwriters exercise in full their option to purchase additional shares, after deducting underwriting discounts and commissions and other estimated expenses. We intend to contribute the net proceeds of this offering to our operating partnership in exchange for OP Units and our operating partnership intends to use the net proceeds from this offering to repay outstanding borrowings under our revolving credit facility and for general corporate purposes, including potential future investments. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves risks. You should carefully read and consider the information set forth under the caption “Risk Factors” in our 2019 Form 10-K, as well as the other information included and incorporated by reference in this prospectus before investing in our common stock.

NYSE symbol	“EPRT”

(1)

Includes (a)            shares of our common stock to be issued in this offering and (b) 43,795,460 shares of common stock outstanding as of February 22, 2019. Excludes (i)            shares of our common stock issuable upon the exercise in full of the underwriters’ option to purchase additional shares and (ii) 2,858,710 shares of our common stock that were available for issuance as of December 31, 2018 under our 2018 Incentive Award Plan (the “Equity Incentive Plan”).

(2)

OP Units are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis, subject to adjustment in certain circumstances, beginning one year after the issuance of such units.

Summary Selected Consolidated Historical and Pro Forma Financial and Other Data

Set forth below is summary selected financial and other data presented on (i) a historical basis for our company and (ii) a pro forma basis for our company after giving effect to the completion of this offering, the use of the net proceeds therefrom as described under “Use of Proceeds” and the other adjustments described under the caption “Certain Financial Information—Unaudited Pro Forma Financial Statements.” Transactions prior to June 25, 2018 were undertaken by Essential Properties Realty Trust LLC, which became our operating partnership in connection with the completion of our IPO.

Our historical consolidated balance sheet data as of December 31, 2018 and 2017 and consolidated operating data for the years ended December 31, 2018 and 2017 and the period from March 30, 2016 (commencement of operations) to December 31, 2016 have been derived from our audited historical consolidated financial statements incorporated by reference in this prospectus. The historical consolidated financial data included below and incorporated by reference in this prospectus are not necessarily indicative of our future performance.

Our unaudited summary selected pro forma consolidated financial and operating data as of December 31, 2018 and for the year ended December 31, 2018 assume the completion of this offering, the use of the net proceeds therefrom as described under “Use of Proceeds” and the other adjustments described in the unaudited pro forma consolidated financial statements included in this prospectus had occurred on the dates described under the caption “Certain Financial Information—Unaudited Pro Forma Financial Statements.” Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the period indicated, nor does it purport to represent our future financial position or results of operations.

You should read the following summary selected financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes in our 2019 Form 10-K, which is incorporated by reference in this prospectus.

Operating Data:

	Year Ended December 31,			Period from March 30, 2016 (Commencement of Operations) to December 31, 2016 (Historical)
(In thousands, Except share and per share data)	2018 (Pro forma) (Unaudited)	2018 (Historical)	2017 (Historical)
Revenues:
Rental revenue(1)	$	$94,944	$53,373	$15,271
Interest income on direct financing lease receivables		656	293	161
Other revenue		623	783	88

Total revenues		96,223	54,449	15,520

Expenses:
Interest		30,192	22,574	987
General and administrative		13,762	8,775	4,321
Property expenses		1,980	1,547	533
Depreciation and amortization		31,352	19,516	5,428
Provision for impairment of real estate		4,503	2,377	1,298

Total expenses		81,789	54,789	12,567

Other operating income:
Gain on dispositions of real estate, net		5,445	6,748	871

Income from operations		19,879	6,408	3,824
Other income:
Interest		930	49	3

Income before income tax expense:		20,809	6,457	3,827
Income tax expense		195	161	77

Net income		20,614	6,296	3,750
Net income attributable to non-controlling interests		(5,001)	—	—

Net income attributable to stockholders and members	$	$15,613	$6,296	$3,750

Pro forma weighted average common shares outstanding – basic
Pro forma weighted average common shares outstanding – diluted
Pro forma basic earnings per share	$
Pro forma diluted earnings per share	$

(1)

Includes $1.1 million, $1.1 million and $0.4 million of contingent rent (based on a percentage of the tenant’s gross sales at the leased property) during the years ended December 31, 2018 and 2017 and the period from March 30, 2016 (commencement of operations) to December 31, 2016.

Balance Sheet Data (end of period):

	As of December 31,
(In thousands)	2018 (Pro forma) (Unaudited)	2018 (Historical)	2017 (Historical)
Real estate investments, at cost	$	$1,377,044	$932,174
Total real estate investments, net		1,325,189	907,349
Cash and cash equivalents		4,236	7,250
Total assets		1,380,900	942,220
Secured borrowings, net of deferred financing costs		506,116	511,646
Notes payable to related party		—	230,000
Revolving credit facility		34,000	—
Intangible lease liabilities, net		11,616	12,321
Total liabilities		569,859	760,818
Total stockholders’/members’ equity		562,179	181,402
Non-controlling interests		248,862	—

Other Data:

	Year Ended December 31,			Period from March 30, 2016 (Commencement of Operations) to December 31, 2016 (Historical)
(In thousands)	2018 (Pro forma) (Unaudited)	2018 (Historical)	2017 (Historical)
FFO(1)	$	$51,007	$21,438	$9,605
AFFO(1)	$	$48,442	$20,337	$8,579
EBITDA(2)	$	$81,423	$48,498	$10,239
EBITDAre(2)	$	$80,481	$44,127	$10,666

	As of December 31,
($ In thousands)	2018 (Pro forma) (Unaudited)	2018 (Historical)	2017 (Historical)	2016 (Historical)
Net debt(3)	$	$532,881	$733,511	$268,512
Number of properties in investment portfolio		677	508	344
Occupancy at period end		100.0%	98.8%	96.8%

(1)

Funds from operations, or FFO, and adjusted FFO, or AFFO, are non-GAAP financial measures. We believe these two non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs. FFO and AFFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operations as reported on our statement of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures.

We compute FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as GAAP net income or loss adjusted to exclude extraordinary items (as defined by GAAP), net gain or loss from sales of depreciable real estate assets, impairment write-downs associated with depreciable real estate assets and real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), including the pro rata share of such adjustments of unconsolidated subsidiaries. To derive AFFO, we modify the NAREIT computation of FFO to include other adjustments to GAAP net income related to non-cash revenues and expenses such as straight-line rental revenue, amortization of deferred financing costs, amortization of capitalized lease incentives and above- and below-market lease-related intangibles, capitalized interest expense and non-cash compensation. Such items may cause short-term fluctuations in net income but have no impact on operating cash flows or long-term operating performance. We use AFFO as one measure of our performance when we formulate corporate goals.

FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers, primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is an additional useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other companies.

The following table reconciles net income (which is the most comparable GAAP measure) to FFO and AFFO:

(In thousands)	Year Ended December 31,			Period from March 30, 2016 (Commencement of Operations) to December 31, 2016 (Historical)
	2018 (Pro forma)	2018 (Historical)	2017 (Historical)
Net income	$	$20,614	$6,296	$3,750
Depreciation and amortization of real estate		31,335	19,513	5,428
Provision for impairment of real estate		4,503	2,377	1,298
Gain on dispositions of real estate, net		(5,445)	(6,748)	(871)

Funds from Operations		51,007	21,438	9,605
Adjustments:
Straight-line rental revenue, net		(8,214)	(4,254)	(1,244)
Non-cash interest expense		2,798	1,884	101
Non-cash compensation expense		2,440	841	—
Amortization of market lease-related intangibles		336	531	116
Amortization of capitalized lease incentives		159	139	11
Capitalized interest expense		(225)	(242)	(10)
Transaction costs		57	—	—
Other non-cash charges		84	—	—

Adjusted Funds from Operations	$	$48,442	$20,337	$8,579

(2)	Earnings before interest, taxes, depreciation and amortization, or EBITDA, and EBITDAre are non-GAAP financial measures. EBITDA is a measure commonly used in our industry. We believe that this ratio provides investors and analysts with a measure of our leverage that includes our operating results unaffected by differences in capital structures, capital investment cycles and useful life of related assets among otherwise comparable companies.

In 2017, NAREIT issued a white paper recommending that companies that report EBITDA also report EBITDAre in all financial reports for periods beginning after December 31, 2017. We compute EBITDAre in accordance with the definition adopted by NAREIT. NAREIT defines EBITDAre as EBITDA (as defined above) excluding gains (or losses) from the sales of depreciable property and real estate impairment losses. We believe that EBITDAre is useful to investors and analysts because it provides important supplemental information concerning our operating performance exclusive of certain non-cash and other costs.

EBITDA and EBITDAre are not measures of financial performance under GAAP, and our EBITDA and EBITDAre may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA and EBITDAre as alternatives to net income or cash flows from operating activities determined in accordance with GAAP.

The following table reconciles net income (which is the most comparable GAAP measure) to EBITDA:

(In thousands)	Year Ended December 31,			Period from March 30, 2016 (Commencement of Operations) to December 31, 2016 (Historical)
	2018 (Pro forma)	2018 (Historical)	2017 (Historical)
Net income	$	$20,614	$6,296	$3,750
Depreciation and amortization		31,352	19,516	5,428
Interest expense		30,192	22,574	987
Interest income		(930)	(49)	(3)
Income tax expense		195	161	77

EBITDA		81,423	48,498	10,239
Provision for impairment of real estate		4,503	2,377	1,298
Gain on disposition of real estate, net		(5,445)	(6,748)	(871)

EBITDAre	$	$80,481	$44,127	$10,666

(3)

Net debt is a non-GAAP financial measure. Net debt to EBITDAre represents (i) our gross debt (defined as total debt plus deferred financing costs) less cash and cash equivalents and restricted cash deposits held for the benefit of lenders as of the end of the period presented, divided by (ii) EBITDAre or, for periods of less than twelve months, annualized EBITDAre for the period presented. Our management believes that this ratio is useful because it provides investors with information regarding gross debt less cash and cash equivalents, which could be used to repay debt, compared to our performance as measured using EBITDAre, which is described above.

The following table reconciles total debt (which is the most comparable GAAP measure) to net debt:

(Dollar amounts in thousands)	As of December 31,
	2018 (Pro forma)	2018 (Historical)	2017 (Historical)	2016 (Historical)
Secured borrowings, net of deferred financing costs	$	$506,116	$511,646	$272,823
Notes payable to related party		—	230,000	—
Revolving credit facility		34,000	—	—

Total debt		540,116	741,646	272,823
Deferred financing costs on secured borrowings, net		9,004	11,290	7,611

Gross debt		549,120	752,936	280,434
Cash and cash equivalents		(4,236)	(7,250)	(1,825)
Restricted cash deposits held for the benefit of lenders		(12,003)	(12,175)	(10,097)

Net debt	$	$532,881	$733,511	$268,512

Net debt to EBITDAre

RISK FACTORS

Investing in our common stock involves risks. Before you invest in our common stock, you should carefully consider the risk factors described in our 2019 Form 10-K, which is incorporated herein by reference. You should also carefully consider all of the other information included and incorporated by reference in this prospectus. If any of the risks discussed or incorporated by reference in this prospectus were to occur, our business, financial condition, liquidity, results of operations and prospects and our ability to service our debt and make distributions to our stockholders could be materially and adversely affected (which we refer to collectively as “materially and adversely affecting us” or having “a material adverse effect on us” and comparable phrases), the market price of our common stock could decline significantly and you could lose all or part of your investment in our common stock. Some statements in this prospectus constitute forward-looking statements. Please refer to the section in this prospectus captioned “Special Note Regarding Forward-Looking Statements.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In particular, statements pertaining to our business and growth strategies, investment, financing and leasing activities and trends in our business, including trends in the market for long-term, net leases of freestanding, single-tenant properties, contain forward-looking statements. When used in this prospectus or the documents incorporated by reference in this prospectus, the words “estimate,” “anticipate,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “seek,” “approximately,” “plan,” and variations of such words, and similar words or phrases, that are predictions of future events or trends and that do not relate solely to historical matters, are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward-looking statements; accordingly, you should not rely on forward-looking statements as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise, and may not be realized. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	general business and economic conditions;

•	continued volatility and uncertainty in the credit markets and broader financial markets, including potential fluctuations in the CPI;

•

risks inherent in the real estate business, including tenant defaults or bankruptcies, potential liability relating to environmental matters, illiquidity of real estate investments, and potential damages from natural disasters;

•	the performance and financial condition of our tenants;

•	the availability of suitable properties to acquire and our ability to acquire and lease those properties on favorable terms;

•	our ability to renew leases, lease vacant space or re-lease space as existing leases expire or are terminated;

•	the degree and nature of our competition;

•	our failure to generate sufficient cash flows to service our outstanding indebtedness;

•	our ability to access debt and equity capital on attractive terms;

•	fluctuating interest rates;

•	availability of qualified personnel and our ability to retain our key management personnel;

•	changes in, or the failure or inability to comply with, applicable law or regulation;

•	our failure to qualify for taxation as a REIT;

•	changes in the U.S. tax law and other U.S. laws, whether or not specific to REITs; and

•	additional factors, including, but not limited to, those referred to under the caption “Risk Factors” in our 2019 Form 10-K.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the document in which they are contained. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statements to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by law.

Because we operate in a highly competitive and rapidly changing environment, new risks emerge from time to time, and it is not possible for management to predict all such risks, nor can management assess the impact of all such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $        million, or $        million if the underwriters exercise in full their option to purchase additional shares of common stock, after deducting underwriting discounts and commissions and other estimated expenses. We will contribute the net proceeds from this offering to our operating partnership in exchange for OP Units.

We expect our operating partnership to use the net proceeds (i) to repay outstanding borrowings under our revolving credit facility and (ii) for general corporate purposes, including potential future investments.

Our revolving credit facility has a current maximum availability of $300.0 million, is scheduled to mature in June 2022, with an extension option of up to 12-months exercisable by us, subject to certain conditions, and bears interest at an annual rate of applicable LIBOR plus an applicable margin between 1.45% to 2.15%. As of                     , 2019, we had $        million outstanding under our revolving credit facility. As of                     , 2019, the effective interest rate was     %. Proceeds from borrowings under our revolving credit facility were applied for general corporate purposes, including funding investments. Any borrowings under our revolving credit facility that are repaid with net proceeds from this offering may be reborrowed, subject to customary conditions.

Pending the permanent use of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing, short-term investment-grade securities, money-market accounts or other investments that are consistent with our intention to qualify for taxation as a REIT for federal income tax purposes.

Certain of the underwriters and/or their affiliates currently serve as arrangers, lenders and/or agents under our revolving credit facility. Consequently, these underwriters and/or their affiliates will receive a portion of the net proceeds of this offering that are used to repay amounts outstanding under our revolving credit facility. See “Underwriting—Conflicts of Interest.”

DISTRIBUTION POLICY

Since the completion of our IPO, we have made, and we intend to continue to make, quarterly distributions to our common stockholders. In particular, in order to qualify and maintain our qualification for taxation as a REIT, we intend to make annual distributions to our stockholders of at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. Distributions are authorized by and made at the sole discretion of our board of directors. The form, timing and amount, if any, of future distributions will depend upon a number of factors, including our actual and projected results of operations, FFO, AFFO, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as our board of directors deems relevant. To the extent that our cash available for distribution is less than 90% of our REIT taxable income, we may consider various means to cover any such shortfall, including borrowing under the revolving credit facility or other loans, selling certain of our assets, or using a portion of the net proceeds we receive from offerings of equity, equity-related or debt securities or declaring taxable share dividends. Agreements relating to our indebtedness, including our Master Trust Funding Program and the revolving credit facility, limit and, under certain circumstances, could eliminate our ability to make distributions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Debt” in our 2019 Form 10-K, which is incorporated by reference in this prospectus.

CAPITALIZATION

The following table sets forth our historical capitalization as of December 31, 2018 and our pro forma capitalization as of December 31, 2018 to give effect to this offering, the use of the net proceeds therefrom as described under “Use of Proceeds” and the other adjustments described under the caption “Certain Financial Information—Unaudited Pro Forma Consolidated Financial Statements.” This table should be read in conjunction with the sections captioned “Prospectus Summary—Summary Selected Consolidated Historical and Pro Forma Financial and Other Data,” “Certain Financial Information—Unaudited Pro Forma Consolidated Financial Statements” and “Use of Proceeds” included in this prospectus, and with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included in our 2019 Form 10-K, which is incorporated by reference in this prospectus.

	As of December 31, 2018
	Historical	Pro Forma
	(In thousands, except share and per share amounts)
Debt:
Revolving credit facility	$34,000	$—
Secured borrowings, net of deferred financing costs	506,116	506,116
Members’/Stockholders’ Equity:
Preferred stock, $0.01 par value per share; 150,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value per share; 500,000,000 shares authorized and 43,749,092 shares issued and outstanding, actual; 500,000,000 shares authorized and shares issued and outstanding, pro forma(1)	431
Additional paid in capital	569,407
Distributions in excess of cumulative earnings	(7,659)	—

Total stockholders’ equity	562,179

Noncontrolling interest	248,862	248,862

Total Capitalization	$1,351,157

(1)

Pro forma common stock outstanding includes (a)            shares of our common stock to be issued in this offering and (b) 43,749,092 shares of common stock outstanding as of December 31, 2018. Excludes (i)            shares of our common stock issuable upon the exercise in full of the underwriters’ option to purchase additional shares and (ii) 2,858,710 shares of our common stock that were available for issuance as of December 31, 2018 under the Equity Incentive Plan.

CERTAIN FINANCIAL INFORMATION

Unaudited Pro Forma Consolidated Financial Statements

The following unaudited pro forma consolidated financial statements give effect to the transactions described below and do not reflect our historical financial position or results of operation as of December 31, 2018 and for the year then ended. The unaudited pro forma consolidated financial statements (i) are based on available information and assumptions that we deem reasonable; (ii) are presented for informational purposes only; (iii) do not purport to represent our actual financial position or results of operations or cash flows had the transactions described below been completed on the dates specified; and (iv) do not purport to be indicative of our future results of operations or our financial position. Transactions prior to June 25, 2018 were undertaken by Essential Properties Realty Trust LLC, which became our operating partnership in connection with the completion of our IPO.

The unaudited pro forma consolidated financial statements should be read in conjunction with (i) the information in this prospectus under the caption “Prospectus Summary—Summary Selected Consolidated Historical and Pro Forma Financial and Other Data” and (ii) our historical financial statements, including the notes thereto, and other financial information and analysis, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our 2019 Form 10-K, which is incorporated by reference into this prospectus. See “Information Incorporated by Reference.”

The unaudited pro forma consolidated financial statements give pro forma effect to the completion of this offering, the use of the net proceeds therefrom as described under “Use of Proceeds” and our net investment activity and other adjustments described below and in the notes to the pro forma consolidated financial statements.

2018 Net Investment Activity

During 2018:

•	we completed 197 property and seven land parcel acquisitions with an aggregate purchase price of $503.6 million (including transaction costs), or our 2018 completed acquisitions;

•

we reimbursed eight of our tenants for an aggregate of $15.0 million in construction costs that they incurred in connection with construction projects at eight of our properties in exchange for contractually specified rent that generally increases proportionally with our funding, or our 2018 funded tenant construction reimbursement obligations;

•	we funded $3.2 million of a tenant loan commitment and invested $11.6 million in three mortgage loans receivable secured by 13 properties, or our 2018 completed loans; and

•	we completed 45 property dispositions with an aggregate sale price, net of transaction costs, of $60.4 million, or our 2018 completed dispositions.

We collectively refer to our 2018 completed acquisitions, our 2018 funded tenant construction reimbursement obligations, our 2018 completed loans and our 2018 completed dispositions as our 2018 net investment activity.

2019 Net Investment Activity

During the period from January 1, 2019 through February 22, 2019:

•	we completed 23 property acquisitions with an aggregate purchase price of $37.0 million (including transaction costs), or our 2019 completed acquisitions;

•

we reimbursed two of our tenants for $0.8 million in construction costs that they incurred in connection with construction at two of our properties in exchange for contractually specified rent that generally increases proportionally with our funding, or our 2019 funded tenant construction reimbursement obligations;

•	we funded $0.2 million of a tenant loan commitment, or our 2019 completed loans; and

•	we completed three property dispositions with an aggregate sale price, net of transaction costs, of $4.1 million, or our 2019 completed dispositions.

As of February 22, 2019:

•	we had 20 properties under contract that are considered probable of acquisition with an aggregate purchase price of $40.1 million (excluding estimated transaction costs), or our probable acquisitions;

•	we had two properties under contract that are considered probable of disposition with an aggregate sale price of $4.6 million (excluding estimated transaction costs), or our probable dispositions; and

•	we had aggregate unfunded tenant construction reimbursement obligations totaling $17.7 million with respect to five of our properties, or our remaining tenant construction reimbursement obligations.

We collectively refer to our 2019 completed acquisitions, our probable acquisitions, our 2019 funded tenant construction reimbursement obligations, our remaining tenant construction reimbursement obligations, our 2019 completed loans, our 2019 completed dispositions and our probable dispositions as our 2019 net investment activity.

Consummation of each of our probable acquisitions and probable dispositions is subject to customary closing conditions, including completion of our and our counterparty’s respective due diligence processes, and no assurance can be given that we will complete our probable acquisitions or probable dispositions on the terms described above or at all. In addition, no assurance can be given that funding of our remaining tenant construction reimbursement obligations will be completed by any particular date.

This Offering

We will sell              shares of our common stock in this offering and an additional              shares of our common stock if the underwriters exercise their option to purchase additional shares of our common stock in full. We estimate that the net proceeds to us from this offering will be approximately $        million, or $        million if the underwriters exercise in full their option to purchase additional shares, after deducting underwriting discounts and commissions and other estimated expenses, in each case, based on the public offering price of $        per share. These unaudited pro forma financial statements assume no exercise by the underwriters of their option to purchase additional shares.

We expect our operating partnership to use the net proceeds received from us (i) to repay outstanding borrowings under our revolving credit facility and (ii) for general corporate purposes, including potential future investments. Our revolving credit facility has a current maximum availability of $300.0 million, is scheduled to mature in June 2022, with an extension option of up to 12-months exercisable by us, subject to certain conditions, and bears interest at an annual rate of applicable LIBOR plus an applicable margin between 1.45% to 2.15%. As of                     , 2019, we had $        million outstanding under our revolving credit facility. As of                     , 2019, the effective interest rate was     %.

The unaudited pro forma consolidated financial statements as of and for the year ended December 31, 2018 are presented as if (i) our 2019 net investment activity, (ii) this offering and related use of proceeds and (iii) certain other adjustments had all occurred on December 31, 2018 for the unaudited pro forma consolidated balance sheet and (i) our 2018 net investment activity, (ii) our 2019 net investment activity, (iii) this offering and related use of proceeds and (iv) certain other adjustments had all occurred on January 1, 2018 for the unaudited pro forma consolidated statements of operations.

ESSENTIAL PROPERTIES REALTY TRUST, INC.

Unaudited Pro Forma Consolidated Balance Sheet

(In thousands, except share and per share data)

	Actual	2019 Completed and Probable Acquisitions (A)	2019 Funded and Remaining Tenant Construction Reimbursement Obligations (A)	2019 Completed Loans (A)	2019 Completed and Probable Dispositions (B)	Consolidated Balance Sheet Prior to the Offering	Proceeds from Offering (C)	Use of Proceeds from Offering (D)	Company Pro Forma
ASSETS
Investments:
Real estate investments, at cost:
Land and improvements	$420,848	$31,658	$1,981		$(3,434)	$451,053			$
Building and improvements	885,656	45,122	17,827		(4,835)	943,770
Lease incentive	2,794					2,794
Construction in progress	1,325		(1,325)			—
Intangible lease assets	66,421	758			(350)	66,829

Total real estate investments, at cost	1,377,044	77,538	18,483		(8,619)	1,464,446
Less: accumulated depreciation and amortization	(51,855)				348	(51,507)

Total real estate investments, net	1,325,189	77,538	18,483		(8,271)	1,412,939
Loans and direct financing lease receivables, net	17,505	(5,748)		207		11,964
Real estate investments held for sale, net	—					—

Net investments	1,342,694	71,790	18,483	207	(8,271)	1,424,903
Cash and cash equivalents	4,236	(6,843)	517	(207)	8,536	6,239
Restricted cash	12,003	(9,947)				2,056
Straight-line rent receivable, net	14,255				(45)	14,210
Prepaid expenses and other assets, net	7,712					7,712

Total assets	$1,380,900	$55,000	$19,000	$—	$220	$1,455,120			$

LIABILITIES AND EQUITY
Secured borrowings, net of deferred financing costs	$506,116					$506,116			$
Notes payable to related party	—					—
Revolving credit facility	34,000	55,000	19,000			108,000
Intangible lease liabilities, net	11,616				(231)	11,385
Intangible lease liabilities held for sale, net	—					—
Dividend payable	13,189					13,189
Accrued liabilities and other payables	4,938					4,938

Total liabilities	569,859	55,000	19,000	—	(231)	643,628

Commitments and contingencies	—					—
Stockholders’ equity:
Preferred stock, $0.01 par value; 150,000,000 shares authorized; none issued and outstanding as of December 31, 2018	—					—
Common stock, $0.01 par value; 500,000,000 shares authorized; 43,749,092 shares issued and outstanding as of December 31, 2018	431					431
Additional paid-in capital	569,407					569,407
Distributions in excess of cumulative earnings	(7,659)				308	(7,351)

Total stockholders’ equity	562,179	—	—	—	308	562,487
Non-controlling interests	248,862				143	249,005

Total equity	811,041	—	—	—	451	811,492

Total liabilities and equity	$1,380,900	$—	$—	$—	$220	$1,455,120	$	$	$

ESSENTIAL PROPERTIES REALTY TRUST, INC. AND ESSENTIAL PROPERTIES REALTY TRUST, INC. PREDECESSOR

Unaudited Pro Forma Consolidated Statement of Operations and Comprehensive Income

(In thousands, except share and per share data)

	Actual (AA)	2018 Completed Acquisitions (BB)	2018 Completed Dispositions (CC)	2019 Completed and Probable Acquisitions (DD)	2019 and 2018 Funded and Remaining Tenant Construction Reimbursement Obligations (DD)	2019 and 2018 Completed Loans (DD)	2019 Completed and Probable Dispositions (EE)	Other Pro Forma Adjustments		Company Pro Forma
Revenues:
Rental revenue	$94,944	22,142	(2,138)	6,233	2,889		(392)			$
Interest income on loans and direct financing lease receivables	656			(162)		592
Other revenue	623

Total revenues	96,223	22,142	(2,138)	6,071	2,889	592	(392)

Expenses:
Interest	30,192								(FF)
General and administrative	13,762
Property expenses	1,980
Depreciation and amortization	31,352	6,948	(826)	1,637	954		(148)
Provision for impairment of real estate	4,503

Total expenses	81,789	6,948	(826)	1,637	954	—	(148)

Other operating income:
Gain on dispositions of real estate, net	5,445		(5,445)

Income from operations	19,879	15,194	(6,757)	4,434	1,935	592	(244)
Other income:
Interest	930

Income before income tax expense	20,809	15,194	(6,757)	4,434	1,935	592	(244)
Income tax expense	195

Net income	20,614	15,194	(6,757)	4,434	1,935	592	(244)
Net income attributable to non-controlling interests	(5,001)	(4,816)	2,142	(1,406)	(613)	(188)	77		(GG)

Net income attributable to stockholders	$15,613	10,378	(4,615)	3,028	1,322	404	(167)			$

Pro forma weighted average common shares outstanding – basic and diluted
Pro forma basic earnings (loss) per share											(HH)
Pro Forma diluted earnings (loss) per share											(II)

1. Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

The adjustments to the unaudited pro forma consolidated balance sheet as of December 31, 2018 are as follows:

(A)

During the period from January 1, 2019 through February 22, 2019, we completed 23 property acquisitions with an aggregate purchase price of $37.0 million (including transaction costs). As of February 22, 2019, we had 20 properties under contract that are considered probable of acquisition with an aggregate purchase price of $40.1 million (excluding estimated transaction costs). In addition, during the period from January 1, 2019 through February 22, 2019, we reimbursed $0.8 million of our tenant construction reimbursement obligations, with an estimated aggregate remaining amount of tenant construction reimbursement obligations of $17.7 million as of February 22, 2019. During the same period, we also funded $0.2 million of a tenant loan commitment, and have no remaining unfunded loan commitments as of February 22, 2019.

Our completed and probable acquisitions will be accounted for as asset acquisitions because there was no substantive process acquired in any of the acquisitions and substantially all of the fair value of the individual acquisitions is concentrated in a single identifiable asset or group of similar identifiable assets. In addition, costs incurred for our tenant construction reimbursement obligations and tenant loan commitment that are directly related to properties under construction, which include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs and real estate taxes and insurance, are capitalized during the period of construction as construction in progress. Once major construction activity has ceased, the costs capitalized to construction in progress are transferred to land and improvements and buildings and improvements as the cost of the property.

The following table presents information about our 2019 completed and probable acquisitions, including a preliminary purchase price allocation to the assets acquired or expected to be acquired and liabilities assumed or expected to be assumed, as well as an estimated allocation to land and improvements and buildings and improvements of the capitalized costs incurred or expected to be incurred prior to substantial completion of our 2019 funded and remaining tenant construction reimbursement obligations (dollars in thousands):

	2019 Completed Acquisitions	Probable Acquisitions(1)	2019 Funded and Remaining Tenant Construction Reimbursement Obligations	Total
Number of properties	23	20	5	48

Allocation of purchase price:
Land and improvements	$15,620	$16,038	$1,981	$33,639
Building and improvements	21,853	23,299	17,827	62,949
Construction in progress	—	—	(1,325)	(1,325)
Intangible lease assets	—	758	—	758

Assets acquired	37,443	40,095	18,483	96,021

Intangible lease liabilities	—	—	—	—

Liabilities assumed	—	—	—	—

Investment amount (including transaction costs)	$37,443	$40,095	$18,483	$96,021

(1)

Includes the purchase of nine properties for $8.2 million pursuant to a put option granted to the borrower under one of our loans receivable. This option was exercised on February 6, 2019 and the loan receivable will be repaid at the time of our acquisition of these properties.

The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to the tangible assets based on the fair value of the tangible assets.

The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases based on the specific characteristics of each tenant’s lease, including leasing commissions, legal and other related expenses. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily range from six to 12 months.

The fair value of above- or below-market leases is recorded based on the net present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and our estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining non-cancelable term of the lease, including any below-market fixed rate renewal options for below-market leases.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including real estate valuations prepared by independent valuation firms. We also consider other information and factors, including market conditions, the industry that the tenant operates in, characteristics of the real estate (i.e., location, size, demographics, value and comparative rental rates), tenant credit profile and the importance of the location of the real estate to the operations of the tenant’s business. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. We use the information obtained as a result of our pre-acquisition due diligence as part of our consideration of the accounting standard governing asset retirement obligations and, when necessary, will record an asset retirement obligation as part of the purchase price allocation.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations. The final purchase price allocation will be determined when we have completed our valuations and calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

(B)

During the period from January 1, 2019 through February 22, 2019, we completed three property dispositions with an aggregate sale price, net of disposition costs, of $4.1 million. As of February 22, 2019, we had two properties under contract that are considered probable of disposition with an aggregate sale price of $4.6 million (excluding estimated transaction costs). This adjustment reflects removal of the historical carrying value (including accumulated depreciation and amortization) of our 2019 completed and probable dispositions.

(C)

Reflects the sale of                  shares of common stock in this offering at a public offering price of $        per share, net of underwriting discounts and commissions and other estimated offering expenses payable by us.

(in thousands)
Gross proceeds from this offering	$
Underwriting discounts and commissions

Proceeds before offering expenses payable by us

Offering expenses payable by us

Net proceeds from this offering	$

(D)

Reflects the use of the net proceeds from this offering to repay approximately $        million of borrowings on our revolving credit facility (assuming funding of our probable transactions with borrowings on our revolving credit facility, which may alternatively be funded with net proceeds from this offering to the extent received prior to closing such transactions), with the balance of such net proceeds held in cash and available for general corporate purposes, including potential future investments.

2. Adjustments to the Unaudited Pro Forma Consolidated Statement of Operations and Comprehensive Income

The adjustments to the unaudited pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2018 are as follows:

(AA)

Reflects our historical consolidated statement of operations for the period from June 25, 2018 to December 31, 2018 and the historical consolidated statement of operations of our predecessor for the period from January 1, 2018 to June 24, 2018. Prior to the completion of our IPO in June 2018, our predecessor, Essential Properties Realty Trust LLC, converted from a Delaware limited liability company into a Delaware limited partnership, changed its name to Essential Properties, L.P. and entered into its limited partnership agreement pursuant to which, among other things, our wholly owned subsidiary, Essential Properties OP G.P., LLC, became Essential Properties, L.P.’s sole general partner. As a result, our predecessor’s assets and liabilities are reflected at their historical cost basis.

(BB)

During 2018, we completed 197 property and seven land parcel acquisitions with an aggregate purchase price of $503.6 million (including transaction costs). This adjustment reflects the aggregate rental revenue from our 2018 completed acquisitions for the period prior to acquisition based on contractually specified cash base rent under leases for these properties in effect on the date of acquisition recorded on a straight-line basis, assuming completion of the acquisition had occurred on January 1, 2018. We amortize acquired above- and below-market leases as a decrease or increase to rental revenue, respectively, over the lives of the respective leases. This adjustment also reflects aggregate depreciation and amortization expense for the period prior to acquisition, which has been calculated on a straight-line basis based on the estimated useful lives of up to 40 years for buildings and 15 years for site improvements and, with respect to acquired in-place leases, the remaining terms of the respective leases.

(CC)

During 2018, we completed 45 property dispositions with an aggregate sale price, net of transaction costs, of $60.4 million. This adjustment reflects removal of aggregate rental revenue, interest income on direct financing lease receivables, depreciation and amortization expense and property expenses from our 2018 completed dispositions for the period prior to disposition, assuming the disposition had occurred on January 1, 2018. Additionally, this adjustment reflects the removal of $5.4 million of gain on dispositions of real estate, net from our 2018 completed dispositions during the year ended December 31, 2018.

(DD)

Reflects aggregate rental revenue from our 2019 completed and probable acquisitions, our 2019 funded and remaining tenant construction reimbursement obligations and completed loans and our 2018 funded tenant construction reimbursement obligations and completed loans for the period prior to acquisition or completion of funding based on contractually specified cash base rent for these properties or loan terms in effect on the date of acquisition or completion of funding, respectively, recorded on a straight-line basis, assuming completion of the acquisition or funding had occurred on January 1, 2018. We amortize acquired above- and below-market leases as a decrease or increase, respectively, to rental revenue over the lives of the respective leases.

During the period from January 1, 2019 through February 22, 2019, we completed 22 property and one land parcel acquisition with an aggregate purchase price of $37.0 million (including transaction costs). As of February 22, 2019, we had 20 properties under contract that are considered probable of acquisition with an aggregate purchase price of $40.1 million (excluding estimated transaction costs). In addition, we reimbursed $0.8 million of our tenant construction reimbursement obligations during the period from January 1, 2019 through February 22, 2019, with an estimated aggregate remaining amount of tenant construction reimbursement obligations of $17.7 million as of February 22, 2019. During the same period, we funded $0.2 million of a tenant loan commitment and have no remaining unfunded loan commitments as of February 22, 2019.

This adjustment also reflects aggregate depreciation and amortization expense for the period prior to acquisition or completion of funding, which has been calculated on a straight-line basis based on the estimated useful lives of up to 40 years for buildings and 15 years for site improvements and, with respect to acquired in-place leases, the remaining terms of the respective leases.

(EE)

Reflects the removal of aggregate rental revenue and depreciation and amortization expense from our 2019 completed and probable dispositions for the period prior to disposition, assuming the disposition had occurred on January 1, 2018. During the period from January 1, 2019 through February 22, 2019, we completed three property dispositions with an aggregate sale price, net of disposition costs, of $4.1 million. As of February 22, 2019, we had two properties under contract that are considered probable of disposition with an aggregate sale price of $4.6 million (excluding estimated transaction costs).

(FF)

Reflects a reduction in interest expense of $         million related to the repayment of $         million of borrowings on our revolving credit facility (assuming funding of our probable transactions with additional borrowings on the revolving credit facility, which may alternatively be funded with net proceeds from this offering to the extent received prior to closing such transactions) with the net proceeds from this offering, partially offset by an increase in interest expense of $         million for the year ended December 31, 2018 associated with the unused fee related to the revolving credit facility as if such repayment took place on and such revolving credit facility borrowing capacity was increased on January 1, 2018. The revolving credit facility requires that we pay fees equal to a percentage of any unused portion of our borrowing capacity under the facility, and these fees are recorded as interest expense. This adjustment also reflects an increase of $         million related to the amortization of deferred financing costs related to the revolving credit facility, which is recorded as interest expense.

(GG)	Reflects the allocation of net income to the noncontrolling interests and stockholders’ equity.

(HH)

Pro forma basic earnings per share is calculated by dividing pro forma consolidated net income attributable to our stockholders by the number of shares of common stock (including unvested restricted common stock awards) outstanding as of December 31, 2018 plus the number of shares of common stock issued in this offering.

(II)

Pro forma diluted earnings per share is calculated by dividing pro forma consolidated net income by the number of shares of common stock (including unvested restricted common stock and OP units issued in this offering, the private placement and the formation transactions).

GE Seed Portfolio “Same Store” Information

On June 16, 2016, we acquired our GE Seed Portfolio, consisting of 262 net leased properties for an aggregate purchase price of $279.8 million (including transaction costs). As of December 31, 2018, our total portfolio consisted of 677 properties with a total gross investment of $1.4 billion. After giving effect to the disposition of some assets we acquired in the GE Seed Portfolio, the remaining assets that we acquired in the GE Seed Portfolio constituted approximately                % of the gross investment

in real estate of our total portfolio as of December 31, 2018. We generally lease our properties to tenants on a net lease basis, meaning our tenants are responsible for paying property-level expenses. While we are responsible for property-level expenses for our vacant properties, historically these expenses have been immaterial, as the occupancy of our portfolio has been high throughout the period of our ownership.

Although we do not have data for GAAP revenues and property-level expenses of the GE Seed Portfolio for periods prior to our ownership, we present “same store” information below as to the GE Portfolio’s contractual base rent, occupancy and weighted average lease term. In the absence of GAAP revenues and property-level expenses, we believe this information may be useful to investors by illustrating the consistent nature of the GE Portfolios’ contractual base rent, occupancy and weighted average lease term, both prior and subsequent to our ownership on a “same store” basis. Contractual base rent refers to contractually specified cash base rent payable during each of the periods presented. Neither we nor, to our knowledge, the prior owner of the GE Seed Portfolio provided tenants with any material “free rent” or any other material tenant inducements during any of the periods presented.

Contractual Base Rent. The following tables set forth information about the contractual base rent due pursuant to leases relating to the properties included in the GE Seed Portfolio that we continued to own on December 31, 2017 and December 31, 2018, respectively.

	Contractual Base Rent Due For the Year Ended December 31,
	2016		2016 (total)	2017	Change
(Dollar amounts in thousands)	January 1 to June 15	June 16 to December 31
GE Seed Portfolio “Same Stores” (209 properties)	$8,341	$9,913	$18,253	$18,413	0.8%

	Contractual Base Rent Due For the Year Ended December 31,
	2017	2018	Change
(Dollar amounts in thousands)
GE Seed Portfolio “Same Stores” ( properties)	$	$		%

Contractual base rent does not represent rental revenue computed in accordance with GAAP, and it does not include any participating rent payable (i.e., additional rent payable based upon a tenant’s gross sales) pursuant to the leases. Contractual base rent does not present actual cash collected by us, nor does it include the impact of any tenant payment defaults. Contractual base rent presented in the tables above equals base rent payable pursuant to leases relating to the properties included in the GE Seed Portfolio that we continued to own on December 31, 2017 and December 31, 2018, respectively, and it includes rent payable pursuant to such leases for the portion of 2016 preceding our acquisition of such properties.

GE Seed Portfolio Occupancy. The following table sets forth information about the occupancy of the GE Seed Portfolio as of the dates indicated.

Occupancy
June 16, 2016 (Date of Acquisition)	December 31, 2016	December 31, 2017	December 31, 2018
94.7%	96.3%	97.1%	100.0%

The occupancy of our entire portfolio as of June 16, 2016, December 31, 2016, December 31, 2017 and December 31, 2018 was 94.7%, 96.8%, 98.8% and 100.0%, respectively.

GE Seed Portfolio Weighted Average Remaining Lease Term. The following table sets forth information about the weighted average remaining lease term (based on annualized base rent) of the GE Seed Portfolio as of the dates indicated.

Weighted Average Remaining Lease Term (based on annualized base rent)
June 16, 2016 (Date of Acquisition)	December 31, 2016	December 31, 2017	December 31, 2018
7.8 years	7.3 years	7.3 years	years

The weighted average remaining lease term of our entire portfolio as of June 16, 2016, December 31, 2016, December 31, 2017 and December 31, 2018 was 7.8 years, 10.6 years, 14.0 years and 14.2 years, respectively.

MANAGEMENT

Our Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Paul T. Bossidy	58	Chairman of the Board of Directors
Peter M. Mavoides	52	President and Chief Executive Officer, Director
Gregg A. Seibert	54	Executive Vice President and Chief Operating Officer
Hillary P. Hai	37	Chief Financial Officer and Senior Vice President
Daniel P. Donlan	37	Senior Vice President — Capital Markets
Todd J. Gilbert	37	Director
Anthony D. Minella	42	Director
Stephen D. Sautel	50	Director
Joyce DeLucca	54	Director
Scott A. Estes	48	Director

Paul T. Bossidy.    Mr. Bossidy has served as the chairman of our board of directors since 2018. Mr. Bossidy is President and Chief Executive Officer of Patripabre Capital LLC, in Ridgefield, Connecticut, and provides consulting services to companies in the financial services industry. Mr. Bossidy also serves on the board of directors of Berkshire Hills Bancorp, Inc., a bank holding company that is the parent of Berkshire Bank with branches throughout New England. Mr. Bossidy previously served as President and Chief Executive Officer of Clayton Holdings LLC, or Clayton, from 2008 to 2014, when it was acquired by Radian Group, Inc. Prior to joining Clayton, Mr. Bossidy was a Senior Operations Executive at Cerberus Capital Management LP, a real estate investment fund, from 2006 to 2008. Prior to that, Mr. Bossidy served in various executive appointments for General Electric Company from 1993 to 2006, including General Manager of Corporate Business Development, President of the Refrigerator Product Line within GE Appliances Division, President and Chief Executive Officer of GE Lighting (North America), President and Chief Executive Officer of GE Vendor Financial Services, President and Chief Executive Officer of GE Commercial Equipment Financing and President and Chief Executive Officer of GE Capital Solutions Group. From 2001 to 2006, while Chief Executive Officer of GE Commercial Equipment Financing, Mr. Bossidy was also responsible for GE Franchise Finance, a lender for the franchise finance market, which operated a large triple-net lease real estate business. He is a Certified Public Accountant and a Certified Six Sigma Black Belt. Mr. Bossidy holds a B.A. from Williams College, a Masters in Accounting from New York University and an M.B.A. with concentrations in Finance and Marketing from Columbia University Graduate School of Business.

We believe that Mr. Bossidy’s prior management and board of directors experience provide our board of directors with strategic and industry-specific expertise. In addition, his knowledge and background in accounting allow him to provide guidance to the board of directors in overseeing financial and accounting aspects of our operations.

Peter M. Mavoides.    Mr. Mavoides has been our President and Chief Executive Officer since 2018. Previously, from September 2011 through February 2015, Mr. Mavoides was the President and Chief Operating Officer of Spirit Realty Capital, Inc., or Spirit, an NYSE-listed REIT that invests primarily in single-tenant, net leased real estate. While at Spirit, Mr. Mavoides was instrumental in transforming that company from a private enterprise, with approximately $3.2 billion of total assets and 37 employees at the time of its September 2012 initial public offering, to a public company with approximately $8.0 billion of total assets and over 70 employees at the time of his departure in February 2015. During his tenure at Spirit, Mr. Mavoides chaired the company’s investment committee and led the team that created the infrastructure that acquired over 150 separate investments with an aggregate purchase price of nearly $2.0 billion and an average investment per property of $2.6 million over a period of approximately three years. Mr. Mavoides previously worked for Sovereign, as its President and Chief Executive Officer, from May 2003 to January 2011. Sovereign is a private equity firm that focuses on investment opportunities relating to long-term, net-leased real estate. While at Sovereign, Mr. Mavoides developed and implemented a business plan pursuant to which Sovereign grew from a startup to a leading investor focused on single-tenant, net leased properties, and he implemented an investment strategy pursuant to which over $1.0 billion was invested in net lease transactions. During his tenure at Spirit and Sovereign, Mr. Mavoides was instrumental in structuring the investment of approximately $4.0 billion in net lease assets. Prior to joining Sovereign, Mr. Mavoides was employed by Eastdil Realty, a subsidiary of Wells Fargo Bank, and worked in the banking group at Citigroup, where he focused on the structuring of sale-leaseback transactions. Mr. Mavoides earned a B.S. from the United States Military Academy and an M.B.A. from the University of Michigan.

We believe that Mr. Mavoides’s familiarity with our operations and his extensive experience with net-lease financing and investing in real estate qualifies him to serve on our board of directors.

Gregg A. Seibert.    Mr. Seibert has been our Executive Vice President and Chief Operating Officer since 2018. Previously, Mr. Seibert was employed by Spirit from its inception in September 2003 through May 2016, where, at various times during his tenure, he was involved in acquisitions, underwriting, capital markets and special projects, and most recently served as Executive Vice President and Chief Investment Officer. While at Spirit, Mr. Seibert was a member of the company’s investment committee and its executive management team, and he was instrumental in establishing and implementing that company’s business strategy, including investment sourcing, tenant underwriting, asset management and capital markets activities. Prior to his employment by Spirit, Mr. Seibert worked for over nine years at Franchise Finance Corporation of America, or FFCA, and held positions as Vice President and Senior Vice President of Underwriting and Research and Senior Vice President of Acquisitions until FFCA’s acquisition in August 2001 by GE Capital Corporation, where he served as a Senior Vice President until September 2003. From 1989 to 1994, Mr. Seibert was a Vice President in the commercial real estate lending group of Bank of America, and from 1988 to 1989, served as an investment analyst with the Travelers Insurance Company. Mr. Seibert earned a B.S. in Finance from the University of Missouri and an M.B.A. in Finance from the University of Missouri Graduate School of Business.

Hillary P. Hai.    Ms. Hai has been our Chief Financial Officer and Senior Vice President since 2018. Previously, Ms. Hai was our Senior Vice President of Finance from January 2017 to November 2017 and our Vice President of Finance from April 2016 to January 2017. Before joining us, Ms. Hai worked at Spirit as Vice President and Director of Investments from January 2013 to April 2016, where she underwrote and closed approximately $1 billion of transactions. In her previous roles, Ms. Hai worked at Lowe Enterprises Investors, a real estate investment management firm, as an analyst, and served in the Peace Corps. Ms. Hai received her B.A. in Economics from the University of California, Los Angeles and her M.B.A. from the University of Michigan Stephen M. Ross School of Business.

Daniel P. Donlan.    Mr. Donlan has been our Senior Vice President—Capital Markets since 2018. Before joining us, Mr. Donlan worked at Ladenburg Thalmann & Co., a financial services company, as a Managing Director and senior REIT analyst from January 2013 to January 2018. In his previous roles, Mr. Donlan worked at Janney Capital Markets as a Vice President and senior REIT analyst from June 2007 to January 2013 and at BB&T Capital Markets as an associate analyst from August 2005 to May 2007. Mr. Donlan received his B.B.A. in Finance from the University of Notre Dame.

Todd J. Gilbert.    Mr. Gilbert has served as a director since 2018. Mr. Gilbert is a Principal at Eldridge, which he joined in January 2015, where he focuses on investing across the capital structure and evolutionary cycle of commercial enterprises. From August 2005 to December 2014, Mr. Gilbert was an investment professional at Guggenheim Partners and served as Managing Director, responsible for principal investing, business development and strategic transactions, as well as private equity, private debt, and special situations investment opportunities. He also served as a senior analyst in the Corporate Credit Group at Guggenheim Investments where he focused on credit and distressed investing across several industries. Prior to his employment by Guggenheim, from May 2004 to July 2005, Mr. Gilbert worked in the Mergers & Acquisitions group at KeyBanc Capital Markets. Mr. Gilbert currently serves on the board of directors of Stonebriar Finance Holdings LLC, Thirteenth Floor Entertainment Group, LLC and Lionel Holdings LLC. Mr. Gilbert received his B.B.A. in Finance and Accounting in 2004 from the University of Michigan.

We believe that Mr. Gilbert’s experience as an investment professional, including evaluating investment opportunities, qualifies him to serve on our board of directors.

Anthony D. Minella.    Mr. Minella has served as a director since 2018. Mr. Minella is President and co-founder of Eldridge. From September 2013 to February 2017, Mr. Minella was Chief Investment Officer of Security Benefit Corporation. Prior to that, he was Co-Head of the Corporate Credit Group at Guggenheim Investments where he co-chaired its Investment Committee. He is actively involved across Eldridge’s investment activities. Mr. Minella received his A.B. in Economics from Bowdoin College.

We believe that Mr. Minella’s experience as an investment professional, director and company executive, including his experience in finance, corporate governance and business management, qualifies him to serve on our board of directors.

Stephen D. Sautel.    Mr. Sautel has served as a director since 2018. Mr. Sautel is a private investor, and he serves on the board of several private companies engaged in diverse businesses, including business services, manufacturing, distribution, institutional investment management and residential real estate. Since December 2017, Mr. Sautel has served as a director of CBAM Holdings, LLC, a private company that is an affiliate of Eldridge and is engaged in managing corporate credit. From 2014 to 2018, Mr. Sautel served as a director of Guggenheim Partners Investment Management Holdings, LLC, a diversified institutional investment management firm. From October 2001 to June 2014, Mr. Sautel was an investment professional at Guggenheim Capital, LLC, where he held the titles of Senior Managing Director and Chief Operating Officer of the Investments Business. While at Guggenheim, Mr. Sautel co-founded the firm’s credit investing business and later was responsible for supervising the firm’s investment management operations. Prior to Guggenheim, Mr. Sautel worked at J.H. Whitney & Co., First Chicago Capital Markets, and Arthur Andersen & Co. Mr. Sautel earned a B.B.A. from the University of Kentucky in 1991 and an M.B.A. from the University of Michigan in 1996. Mr. Sautel is a CFA charterholder.

We believe that Mr. Sautel’s experience as an investor and a board member, and his familiarity with a broad range of industries qualifies him to serve on our Board of Directors.

Joyce DeLucca.    Ms. DeLucca has served as a director since 2018. Ms. DeLucca is a Managing Director at Hayfin Capital Management, LLC. Hayfin is a private investment firm focusing on direct lending, special opportunities, high yield credit and securitized credit. Ms. DeLucca joined Hayfin in January 2018, when Hayfin acquired Kingsland Capital Management LLC. Kingsland was an investment manager specializing in collateralized loan obligations and leveraged credit that was founded by Ms. DeLucca in January 2005, and where she served as Managing Principal and Chief Investment Officer. Ms. DeLucca’s career spans 32 years in the debt capital markets, including management of high yield, leveraged loan, distressed and mezzanine assets. Prior to establishing Kingsland, Ms. DeLucca was a Managing Principal at Katonah Capital, an asset manager focusing on leveraged loans and high yield bonds, from 2000 to 2004. Previously, Ms. DeLucca was a Managing Director at Chase Manhattan Bank, where she co-founded Octagon Credit Investors, from 1995 until 1999. Ms. DeLucca was also a Portfolio Manager and Investment Advisor at Fisher Brothers from 1989 to 1995, where she focused on distressed and high yield investing. She began her career as a trader and analyst with Bernstein Macaulay’s high yield bond and mortgage-backed securities divisions, where she was employed from 1986 to 1989. Ms. DeLucca served on the Regulatory and Board Nominating Committees of the Loan Sales and Trading Association from 2006 to 2010. She received a B.S. in Finance from Ithaca College in 1986 and is a CFA charterholder.

We believe that Ms. DeLucca’s extensive experience as an investment professional, familiarity with the debt capital markets and credit analysis and experience in establishing and managing businesses qualifies her to serve on our board of directors.

Scott A. Estes.    Mr. Estes has served as a director since 2018. Mr. Estes served as Executive Vice President—Chief Financial Officer of Welltower Inc., a NYSE-listed, S&P 500 constituent REIT focused on healthcare infrastructure, from January 2009 to October 2017. Mr. Estes served as Senior Vice President and Chief Financial Officer of Welltower from March 2006 to January 2009 and as Vice President of Finance of Welltower from April 2003 to March 2006. From January 2000 to April 2003, Mr. Estes served as a Senior Equity Research Analyst and Vice President with Deutsche Bank Securities, a financial services firm, with primary coverage of the Healthcare REIT and Healthcare Services industry sub-sectors. Previously, Mr. Estes served as a Vice President of Bank of America Securities from January 1998 through December 1999 and as an Associate Analyst and Vice President at Morgan Stanley from March 1994 through December 1997. Mr. Estes is a member of the board of trustees of JBG Smith Properties, a NYSE-listed REIT that owns, operates, invests in and develops assets concentrated in leading urban infill submarkets and around Washington, DC, where he serves as the chairman of the Audit Committee and is a member of the Compensation Committee. Mr. Estes received his B.A. in Economics in 1993 from The College of William and Mary.

We believe that Mr. Estes financial and business experience, including his service as the chief financial officer and a board member of large publicly traded REITs, qualifies him to serve on our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers, except for Mr. Gilbert and Mr. Minella, who are cousins.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•

our board of directors is not classified, with each of our directors subject to election annually, and we may not elect to be subject to the elective provision of the MGCL that would classify our board of directors without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors;

•	we have a fully independent audit committee and independent director representation on our compensation and nominating and corporate governance committees;

•	at least one of our directors qualifies as an “audit committee financial expert” as defined by the SEC;

•

we have opted out of the business combination and control share acquisition statutes in the MGCL, and we may only opt back in with the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors; and

•

we do not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (a) the approval of our stockholders or (b) seeking ratification from our stockholders within 12 months of adoption of the plan if the board of directors determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval.

Our directors stay informed about our business by attending meetings of our board of directors and the committees on which they serve and through supplemental reports and communications. Our independent directors are expected to meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We conduct all of our investment activities through our operating partnership and its subsidiaries. Our objective is to maximize stockholder value by generating attractive risk-adjusted returns through owning, managing and growing a diversified portfolio of commercially desirable properties. For a discussion of our properties and our acquisition and other strategic objectives, see “Prospectus Summary—Our Real Estate Investment Portfolio.”

We pursue our objective primarily through the ownership by our operating partnership of our existing properties and other acquired properties and assets. We seek to acquire freestanding, single-tenant commercial real estate facilities where the tenant services its customers and conducts activities that are essential to the generation of its sales and profits. Our strategy targets a scaled portfolio that, over time, will (1) derive no more than 5% of its annualized base from any single tenant or more than 1% of its annualized base rent from any single property, (2) be primarily leased to tenants operating in service-oriented or experience-based businesses and (3) avoid significant geographic concentration. While we consider the foregoing when making investments, we may be opportunistic in managing our business and make investments that do not meet one or more of these criteria if we believe the opportunity presents an attractive risk-adjusted return. We intend to engage in future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase assets for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly reducing our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our common stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not intend that our investments in securities will require us to register as an investment company under the 1940 Act, and we would intend to divest such securities before any such registration would be required.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

In order to maximize the performance and manage the risks within our portfolio, we selectively dispose of any of our properties that we determine are not suitable for long-term investment purposes based upon management’s review of our portfolio. We ensure that such action is in our best interest and consistent with our intention to qualify for taxation as a REIT for the year ended December 31, 2018.

Financings and Leverage Policy

We use a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we employ, when appropriate, prudent amounts of leverage and use debt as a means of providing additional funds for the acquisition of assets, refinance existing debt or for general corporate purposes. Our charter and bylaws do not limit the amount of debt that we may incur. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur.

Our board of directors considers a number of factors in evaluating the amount of debt that we may incur. Our board of directors may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and investment opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including senior securities, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods.

Existing stockholders will have no preemptive right to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of our common stock or units in our operating partnership in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

We have not issued common stock or any other securities in exchange for property, but we may engage in such activities in the future.

We have not engaged in trading, underwriting or agency distribution or sale of securities of other than our operating partnership and do not intend to do so.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that seeks to identify and mitigate conflicts of interest between our employees, directors and officers and our company. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of stockholders.

Interested Director Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely because of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the contract or transaction by a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to us.

We have adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to us any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. We will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Reporting Policies

We make available to our stockholders our annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF ESSENTIAL PROPERTIES, L.P.

A summary of the material terms and provisions of the Agreement of Limited Partnership of Essential Properties, L.P., which we refer to as the “partnership agreement,” is set forth below. This summary is not complete and is subject to and qualified in its entirety by reference to the applicable provisions of Delaware law and the partnership agreement. For more detail, please refer to the partnership agreement itself, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” and “Information Incorporated by Reference.” For purposes of this section, references to “we,” “our” and “us” refer to Essential Properties Realty Trust, Inc.

General

Substantially all of our assets are held by, and substantially all of our operations are conducted through, our operating partnership, either directly or through subsidiaries. We directly hold a 69.7% limited partnership interest and indirectly hold the sole general partnership interest in the operating partnership, EPRT Holdings, LLC, which is principally owned by Eldridge and certain members of our management team, holds a 28.5% limited partnership interest in the operating partnership and Eldridge holds a 1.8% limited partnership in the operating partnership.

In the future, some of our property acquisitions could be financed by issuing units of our operating partnership in exchange for property owned by third parties. Such third parties would then be entitled to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to their respective percentage interests in our operating partnership if and to the extent authorized by us. These operating partnership units generally would be exchangeable for cash or, at our election, shares of our common stock at a one-to-one ratio, subject to adjustment in certain circumstances, from time to time when the operating partnership units are issued. The units in our operating partnership are not listed on any exchange or quoted on any national market system.

Provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our operating partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of limited partners and certain assignees units or other operating partnership interests;

•	transfer restrictions on units or other partnership interests and admission restrictions;

•	a requirement that Essential Properties OP G.P., LLC may not be removed as the general partner of our operating partnership without its consent;

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the ability of the general partner in some cases to amend the partnership agreement and to cause our operating partnership to issue preferred partnership interests in our operating partnership with terms that it may determine, in either case, without the approval or consent of any limited partner; and

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the right of any limited partners to consent to transfers of units or other operating partnership interests except under specified circumstances, including in connection with mergers, consolidations and other business combinations involving us.

Purpose, Business and Management

Our operating partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Delaware Revised Uniform Limited Partnership Act. Our operating partnership may enter into any partnership, joint venture, business or statutory trust arrangement, limited liability company or other similar arrangement and may own interests in any other entity engaged in any business permitted by or under the Delaware Revised Uniform Limited Partnership Act. However, our operating partnership may not, without the general partner’s specific consent, which it may give or withhold in its sole and absolute discretion, take, or refrain from taking, any action that, in its judgment, in its sole and absolute discretion:

•	could adversely affect our ability to qualify as a REIT;

•	could subject us to any taxes under Section 857 or Section 4981 of the Code or any other related or successor provision under the Code; or

•	could violate any law or regulation of any governmental body or agency having jurisdiction over us, our securities or our operating partnership.

In general, our board of directors manages the business and affairs of our operating partnership through control of the general partner, which shall direct the operating partnership’s business and affairs. If there is a conflict between the interests of our stockholders on one hand and any limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or any limited partners; provided, however, that at such times as we own a controlling economic interest in our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or any limited partners shall be resolved in favor of our stockholders. The partnership agreement also provides that the general partner will not be liable to our operating partnership, its partners or any other person bound by the partnership agreement for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for the general partner’s intentional harm or gross negligence. Moreover, the partnership agreement provides that our operating partnership is required to indemnify the general partner and its members, managers, managing members, officers, employees, agents and designees from and against any and all claims that relate to the operations of our operating partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or otherwise in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Except as otherwise expressly provided in the partnership agreement and subject to the rights of future holders of any class or series of partnership interests, all management powers over the business and affairs of our operating partnership are exclusively vested in Essential Properties OP G.P., LLC, in its capacity as the sole general partner of our operating partnership. No limited partner, in its capacity as a limited partner, has any right to participate in or exercise management power over our operating partnership’s business, transact any business in our operating partnership’s name or sign documents for or otherwise bind our operating partnership. Essential Properties OP G.P., LLC may not be removed as the general partner of our operating partnership, with or without cause, without its consent, which it may give or withhold in its sole and absolute discretion. In addition to the powers granted to the general partner under applicable law or any provision of the partnership agreement, but subject to certain other provisions of the partnership agreement and the rights of future holders of any class or series of partnership interest, Essential Properties OP G.P., LLC, in its capacity as the general partner of our operating partnership, has the full and exclusive power and authority to do all things that it deems necessary or desirable to conduct the business and affairs of our operating partnership, to exercise or direct the exercise of all of the powers of our operating partnership and to effectuate the purposes of our operating partnership without the approval or consent of any limited partner. The general partner may authorize our operating partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as it determines to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. Subject to the exceptions described below, the general partner may execute, deliver and perform agreements and transactions on behalf of our operating partnership without the approval or consent of any limited partner.

Transferability of Operating Partnership Units; Extraordinary Transactions

Generally, limited partners in our operating partnership cannot transfer all or any portion of their partnership interest without the written consent of the general partner. However, Eldridge may transfer all or any portion of its partnership interest without the consent of the general partner, provided such transfer does not result in certain adverse regulatory consequences to our operating partnership, such as causing it to be treated as an association taxable as a corporation or a publicly traded partnership within the meaning of the Code. Essential Properties OP G.P., LLC, the general partner of our operating partnership, generally is not able to withdraw voluntarily from our operating partnership or transfer any of its interest in our operating partnership unless the withdrawal or transfer is: (i) to our affiliate; (ii) to a wholly owned subsidiary of the general partner or the owner of all of the ownership interests of the general partner; or (iii) otherwise expressly permitted under the OP Partnership Agreement.

The partnership agreement requires the general partner or us, as the parent of the general partner, to obtain the approval of a majority in interest of the outside limited partners in our operating partnership (which excludes us and our subsidiaries) in connection with a merger, consolidation or other combination of the operating partnership’s assets with another entity not in the ordinary course of our operating partnership’s business, a sale of all or substantially all of the operating partnership’s assets or a reclassification, recapitalization or change of any outstanding shares of our or the general partner’s stock or other outstanding equity interests, unless:

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in connection with such a transaction, all limited partners (other than us), will receive, or will have the right to elect to receive, for each common unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of shares of our common stock, provided, that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of common units (other than those held by us) shall receive, or shall have the right to elect to receive, the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right and received shares of our common stock in exchange for its partnership units immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer;

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all of the following conditions are met: (i) substantially all of the assets of the surviving entity are owned, directly or indirectly, by our operating partnership or another limited partnership or limited liability company, which we refer to as the surviving partnership; (ii) the limited partners, other than us, own a percentage interest of the surviving partnership based on the relative fair market values of the net assets of the operating partnership and the other net assets of the surviving partnership immediately prior to the consummation of such transaction; (iii) the rights, preferences and privileges of the limited partners in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and (iv) such rights of the limited partners include at least one of the following: (A) the right to redeem their interests in the surviving partnership for consideration paid in the transaction to a holder of shares of our common stock or (B) the right to redeem their interests in the surviving partnership for cash on terms substantially equivalent to those in effect prior to consummation of such transaction, or, if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the relative fair market value of such securities and the shares of our common stock as of the time of the transaction; or

•	we are the surviving entity in the transaction and our stockholders do not receive cash, securities or other property in the transaction.

Notwithstanding the foregoing, for so long as Eldridge owns at least 10% of the OP Units, our operating partnership will be prohibited from undertaking any of the following actions without first gaining the approval of its partners:

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consummating a merger, consolidation or other combination of the operating partnership’s assets with another entity not in the ordinary course of business, a sale, transfer or lease of all or substantially all of the operating partnership’s assets or a reclassification, recapitalization or change of any outstanding shares of our or the general partner’s stock or other outstanding equity interests;

•	adopting material amendments to our operating partnership’s partnership agreement;

•	transferring our interest in our operating partnership or a change of control transaction of us as the controlling party of the operating partnership’s general partner;

•	the withdrawal of the general partner of our operating partnership;

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making a general assignment for the benefit of creditors or appointing or acquiescing in the appointing of a custodian, receiver or trustee for all or any part of our operating partnership’s assets; or

•	instituting any proceeding for bankruptcy on behalf of our operating partnership.

For this purpose, approval is obtained when the sum of (a) the number of OP Units issued in the formation transactions and consenting to the transaction that are held directly or indirectly by Eldridge and EPRT Holdings, LLC plus (b) the product of (x) the number of OP Units held by us and our subsidiaries multiplied by (y) the percentage of the votes that were cast in favor of the transaction by the holders of shares of our common stock, exceeds 50% of the aggregate number of OP Units issued in the formation transactions and OP Units held by us and our subsidiaries outstanding at such time. This right to vote by certain holders of OP Units will permanently terminate at such time as we own more than 90% of the aggregate of (a) the outstanding OP Units held by us and (b) the OP Units issued in the formation transactions that are held directly or indirectly by Eldridge and EPRT Holdings, LLC. OP Units that may be issued to additional limited partners in the future will not be entitled to consent to the foregoing actions.

Additional Limited Partners

We may cause our operating partnership to issue additional units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including:

•	upon the conversion, redemption or exchange of any debt, units or other partnership interests or securities issued by our operating partnership;

•	for less than fair market value; or

•	in connection with any merger of any other entity into our operating partnership.

The net capital contribution need not be equal for all limited partners. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any tenant of us or our operating partnership. No person may be admitted as an additional limited partner without our consent, which we may give or withhold in our sole and absolute discretion, and no approval or consent of any limited partner will be required in connection with the admission of any additional limited partner.

Our operating partnership may issue additional partnership interests in one or more classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over the units) as we may determine, in our sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest:

•	the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest;

•	the right of each such class or series of partnership interest to share, on a junior, senior or pari passu basis, in distributions;

•	the rights of each such class or series of partnership interest upon dissolution and liquidation of our operating partnership;

•	the voting rights, if any, of each such class or series of partnership interest; and

•	the conversion, redemption or exchange rights applicable to each such class or series of partnership interest.

Ability to Engage in Other Businesses; Conflicts of Interest

We may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business and affairs of our operating partnership and its general partner, our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in our operating partnership.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the material terms of our capital stock. For a complete description, you are urged to review in their entirety our charter and our bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and applicable Maryland law. See “Where You Can Find More Information” and “Information Incorporated by Reference.”

General

Our authorized capital stock consists of 500,000,000 shares of our common stock, $0.01 par value per share, and 150,000,000 shares of preferred stock, $0.01 par value per share. A majority of our entire board of directors has the power, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue. Upon the completion of this offering, we expect that                  shares of our common stock will be issued and outstanding.

Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of stockholders’ status as stockholders.

Common Stock

All shares of our common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Stockholders are entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Stockholders are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock, including any shares of preferred stock we may issue, and to the provisions of our charter regarding restrictions on ownership and transfer of our stock.

Subject to our charter restrictions on ownership and transfer of our stock and the terms of any other class or series of our stock, each outstanding share of our common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors. Cumulative voting in the election of directors is not permitted. Directors are elected by a plurality of the votes cast at the meeting in which directors are being elected and at which a quorum is present. This means that the holders of a majority of the outstanding shares of our common stock can effectively elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Our common stockholders have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our capital stock. Our charter provides that our stockholders generally have no appraisal rights unless our board of directors determines that appraisal rights will apply to one or more transactions in which our common stockholders would otherwise be entitled to exercise such rights. Subject to our charter restrictions on ownership and transfer of our stock, holders of shares of our common stock will initially have equal dividend, liquidation and other rights.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, convert into another form of entity, engage in a statutory share exchange or engage in a similar transaction unless such transaction is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matter, except that the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on such matter is required to amend the provisions of our charter relating to the removal of directors or the vote required to amend the removal provisions. Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity all of the equity interests of which are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our operating partnership or its wholly owned subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock, including classes or series of preferred stock, and to establish the designation and number of shares of each such class or series and to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series. Thus, our board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests.

Preferred Stock

Under the terms of our charter, our board of directors is authorized to classify any unissued shares of our preferred stock and to reclassify any previously classified but unissued shares of preferred stock into other classes or series of stock. Accordingly, we may issue one or more classes or series of preferred stock with preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption that are senior to the rights of our common stockholders. Before the issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to our charter restrictions on ownership and transfer of stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. We have no preferred stock outstanding, and we have no present plans to issue preferred stock in the immediate future.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power to issue additional shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without action by our stockholders, unless stockholder approval is required by applicable law, the terms of any class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. In addition, our issuance of additional shares of stock in the future could dilute the voting and other rights of your shares. See “Certain Provisions of

Maryland Law and of Our Charter and Bylaws—Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of stock) may be owned, directly or through certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and qualifying as a REIT, among other reasons. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 7.5% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock or 7.5% in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case excluding any shares of our stock that are not treated as outstanding for federal income tax purposes. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 7.5% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 7.5% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock and thereby violate the applicable ownership limit.

However, certain entities that are defined as designated investment entities in our charter, which generally includes pension funds, mutual funds and certain investment management companies, are permitted to own up to 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding common stock, or 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of all classes and series of stock, so long as each beneficial owner of the shares owned by such designated investment entity would satisfy the ownership limits if those beneficial owners owned directly their pro rata share of our stock owned by the designated investment entity.

Our charter provides that our board of directors, subject to certain limits, upon receipt of a request that complies with the requirements of our charter and any policy adopted by our board of directors, may retroactively or prospectively exempt a person from either or both of the ownership limits and establish a different limit on ownership for such person. We have granted a waiver from the ownership limit contained in our charter to Eldridge to own up to 19.0% of the outstanding shares of our common stock in the aggregate. We have also agreed to provide transferees of Eldridge, subject to the satisfaction of certain conditions, with any necessary waivers from our ownership limits provided that any such waivers are consistent with our compliance with the ownership requirements for qualification as a REIT under the Code. Pursuant to the stockholders agreement, we have agreed, upon Eldridge’s request, subject to the delivery by Eldridge of any additional information requested by our board of directors, to increase the percentage of our outstanding common stock that may be owned by Eldridge, unless our board concludes that any such increase could jeopardize our ability to qualify for taxation as a REIT. For information about the stockholders agreement, see the “Certain Relationships and Related Transactions, Director Independence—Summary of Related Party Transactions” section of our 2019 Form 10-K, which is incorporated by reference in this prospectus.

As a condition of the exception, our board of directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to our board of directors, in order to determine or ensure our status as a REIT and such representations, covenants and/or undertakings as it may deem necessary or prudent. Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

Our board of directors may increase or decrease one or both of the ownership limits or the designated investment entity limit for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of our stock (other than by a previously exempted person) will violate the decreased ownership limit. Our board of directors may not increase or decrease any ownership limit or the designated investment entity limit if the new ownership limit or the designated investment entity limit would allow five or fewer persons to actually or beneficially own more than 49.9% in value of our outstanding stock or could cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

Our charter further prohibits:

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any person from actually, beneficially or constructively owning shares of our stock that could result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT (including, but not limited to, actual, beneficial or constructive ownership of shares of our stock that could result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant, taking into account our other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause us to fail to satisfy any the gross income requirements imposed on REITs); and

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any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits, the designated investment entity limit or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The ownership limits, the designated investment entity limit and other restrictions on ownership and transfer of our stock described above will not apply if our board of directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with any such restriction is no longer required in order for us to qualify as a REIT. Additionally, for so long as Eldridge owns shares representing at least 5% of the voting power of our common stock, a determination that it is no longer in our best interests to qualify, or attempt to qualify, as a REIT under the Code will require the consent of Eldridge.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits, the designated investment entity limit or such other limit established by our board of directors, would result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable beneficiaries selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner prior to our discovery that the shares had been automatically transferred to a trust as described above must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer of our stock, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect, regardless of any action or inaction by the board of directors, and the intended transferee will acquire no rights in the shares. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer of the shares to the trust (or, in the event of a gift, devise or other such transaction, the last sale price reported on the NYSE on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the last sale price reported on the NYSE on the date we accept, or our designee accepts, such offer. We must reduce the amount payable to the trustee by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee and pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee must sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits, the designated investment entity limit or other restrictions on ownership and transfer of our stock. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sale price reported on the NYSE on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee must reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount must be paid to the trustee upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee may, at the trustee’s sole and absolute discretion:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner actually or beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we may request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits, the designated investment entity limit and the other restrictions on ownership and transfer of our stock set forth in our charter. In addition, any person that is an actual, beneficial owner or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual, beneficial owner or constructive owner must disclose to us in writing such information as we may request in order to determine our status as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders believe to be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of our common stock is Computershare Trust Company, N.A.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and to Maryland law. See “Where You Can Find More Information” and “Information Incorporated by Reference.”

Our Board of Directors

Under our charter and bylaws, the number of directors of our company may be established, increased or decreased only by a majority of our entire board of directors but may not be fewer than the minimum number required under the MGCL (which is one) nor, unless our bylaws are amended, more than 15. However, for so long as Eldridge owns shares representing at least 5% of the voting power of our common stock entitled to vote generally in the election of directors, our bylaws provide that the size of the board of directors may not be increased without the prior approval of Eldridge. Additionally, for so long as Eldridge owns shares representing 5% of the voting power of our common stock entitled to vote generally in the election of directors, our bylaws require that, in order for an individual to qualify to be nominated or to serve as a director of our company, the individual must have been nominated in accordance with the stockholders agreement, including the requirement that we must nominate a certain number of directors designated by Eldridge from time to time. Also, as long as the stockholders agreement remains in effect, Eldridge’s prior approval is required to amend our bylaws to eliminate these director qualifications and approval rights. For information about the stockholders agreement, see the “Certain Relationships and Related Transactions, Director Independence—Summary of Related Party Transactions” section of our 2019 Form 10-K, which is incorporated by reference in this prospectus.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors, except that, for so long as Eldridge owns shares representing 5% of the voting power of our common stock entitled to vote generally in the election of directors, the removal of a director nominated pursuant to Eldridge’s nomination right also requires the consent of Eldridge. Also, as long as the stockholders agreement remains in effect, Eldridge’s prior approval is required to amend our charter to amend the removal provision.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, voting together as a single voting group.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations involving us. As a result, any person will be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt an inconsistent resolution, if approved by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to exercise or direct the exercise of the voting power in the election of directors generally but excluding: (1) the person who has made or proposes to make the control share acquisition; (2) any officer of the corporation; or (3) any employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of directors of the company to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders at which the voting rights of such shares are considered and not approved is held, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all control share acquisitions by any person of shares of our stock, and this provision of our bylaws cannot be amended without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•

a requirement that a vacancy on the board be filled only by a vote of the remaining directors (whether or not they constitute a quorum) and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; or

•	a majority requirement for the calling of a special meeting of stockholders.

Our charter provides that, effective at such time as we are able to make a Subtitle 8 election, vacancies on our board of directors may be filled only by the remaining directors (whether or not they constitute a quorum) and that a director elected by the board of directors to fill a vacancy will serve for the remainder of the full term of the directorship. We have not elected to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our board of directors without stockholder approval. Moreover, our charter provides that, without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors, we may not elect to be subject to any of these additional provisions of Subtitle 8. Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) vest in our board of directors the exclusive power to fix the number of directors (subject to Eldridge’s consent right regarding increases in the number of directors), (2) require, unless called by our chairman, our chief executive officer, our president or our board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting of stockholders and (3) provide that a director may be removed only for cause and by the affirmative vote of two-thirds of the votes entitled to be cast generally in the election of directors (subject to Eldridge’s consent right regarding the removal of its designees).

Amendments to Our Charter and Bylaws

Except as described herein and as provided in the MGCL, amendments to our charter must be advised by our board of directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, and our board of directors has the exclusive power to amend our bylaws. For so long as Eldridge owns shares representing at least 5% of the voting power of our common stock entitled to vote generally in the election of directors, the prior approval of Eldridge will be required to (i) amend the provisions of our charter relating to Eldridge’s right to consent to the removal of any director nominated pursuant to Eldridge’s nomination rights or Eldridge’s right to consent to amendments to such provision or (ii) amend the provisions of our bylaws relating to the designation of director nominees by Eldridge, Eldridge’s right to designate one of its nominees to serve on certain committees of our board of directors or Eldridge’s right to consent to increases in the size of the board of directors or amendments to such provisions. Additionally, for so long as Eldridge owns shares representing at least 5% of the voting power of our common stock entitled to vote generally in the election of directors, the prior approval of Eldridge will be required to amend the provisions of our charter that require us to obtain the prior approval of Eldridge in order to determine that we will no longer qualify, or attempt to qualify, as a REIT under the Code. In addition, amendments to the provisions of our bylaws prohibiting our board of directors from revoking, altering or amending its resolution exempting any business combination from the “business combination” provisions of the MGCL or exempting any acquisition of our stock from the “control share” provisions of the MGCL without the approval of our stockholders must be approved by the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors.

Meetings of Stockholders

Under our bylaws and pursuant to Maryland law, annual meetings of stockholders will be held each year at a date and at the time and place determined by our board of directors. Special meetings of stockholders may be called by our board of directors, the chairman of our board of directors, our president or our chief executive officer. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders to act on any matter must be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at such meeting who have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and deliver the notice of the special meeting.

Corporate Opportunities

Our charter provides that, to the maximum extent permitted by Maryland law, each of Eldridge, its affiliates, each of their representatives, and each of our directors or officers that is an employee, affiliate or designee for nomination as a director of Eldridge or its affiliates has the right to, and has no duty not to, (x) directly or indirectly engage in the same or similar business activities or lines of business as us, including those deemed to be competing with us, or (y) directly or indirectly do business with any of our clients, customers or suppliers. In the event that Eldridge or any of its affiliates or employees, or any of their representatives or designees, acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us, Eldridge, its affiliates and employees and any of their representatives or designees, to the maximum extent permitted by Maryland law, shall have no duty to communicate or present such corporate opportunity to us or any of our affiliates and shall not be liable to us or any of our affiliates, subsidiaries, stockholders or other equity holders for breach of any duty by reason of the fact that Eldridge or any of its affiliates or employees, or any of their representatives or designees, directly or indirectly, pursues or acquires such opportunity for themselves, directs such opportunity to another person, or does not present such opportunity to us or any of our affiliates; provided, however, that such corporate opportunity is not presented to such person in his or her capacity as a director or officer of us.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•

with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

by a stockholder who was a stockholder of record at the record date set by the board of directors for the meeting, at the time of giving of the notice of the meeting and at the time of the annual meeting (and any postponement or adjustment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures set forth in, and provided the information and certifications required by, our bylaws; and

•

with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the special meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

•	by or at the direction of our board of directors; or

•

provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by the board of directors for the meeting, at the time of giving of the notice required by our bylaws and at the time of the meeting (and any postponement or adjustment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in, and provided the information and certifications required by, our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors and our stockholders the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The restrictions on ownership and transfer of our stock, the supermajority vote required to remove directors, our election to be subject to the provision of Subtitle 8 vesting in our board of directors the exclusive power to fill vacancies on our board of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company. Likewise, if our board of directors were to elect to be subject to the business combination provisions of the MGCL or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Further, a majority of our entire board of directors has the power to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock that we are authorized to issue, to classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly classified shares, as discussed under the captions “Description of Our Capital Stock—Common Stock” and “—Power to Issue Additional Shares of Common Stock and Preferred Stock” and could authorize the issuance of shares of common stock or another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. These actions may be taken without stockholder approval unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.

Our charter and bylaws also provide that the number of directors may be established only by our board of directors (subject to Eldridge’s consent right regarding increases), which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions “—Meetings of Stockholders” and “—Advance Notice of Director Nominations and New Business” require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual or special meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf, (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (e) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made or are threatened to be made a party or witness by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking, which may be unsecured, by the director or officer or on the director’s or officer’s behalf to repay the amount paid if it shall ultimately be determined that the standard of conduct has not been met.

Our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness, in the proceeding by reason of his or her service in that capacity.

Our charter also permits us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers as described in “Management—Indemnification.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders (except, for so long as Eldridge owns shares representing at least 5% of the voting power of our common stock, the approval of Eldridge), if it determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Our charter provides that we may issue up to 500,000,000 shares of common stock. Upon the completion of this offering we expect to have outstanding                  shares of our common stock (                  shares if the underwriters’ option to purchase additional shares is exercised in full). In addition, a total of                  shares of our common stock are issuable upon exchange of OP Units that we expect to be outstanding upon completion of this offering.

Of these shares, the                  shares of our common stock sold in this offering (                  shares of our common stock if the underwriters’ option to purchase additional shares is exercised in full) will be, and the shares of common stock sold in the IPO are, freely transferable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer of our stock set forth in our charter.

Our common stock is listed on the NYSE under the system “EPRT.” No assurance can be given as to (1) the likelihood that an active market for common stock will continue, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares of our common stock issued upon the exchange of OP Units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors —Risks Related to the Ownership of Our Common Stock” in our 2019 Form 10-K, which is incorporated by reference in this prospectus.

For a description of certain restrictions on ownership and transfer of shares of our common stock held by certain of our stockholders, see “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the shares of our common stock then outstanding, which we expect will equal approximately                  shares immediately after this offering (                  shares if the underwriters exercise in full their option to purchase additional shares); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports during that time period. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Generally, an employee, officer, director or qualified consultant of ours who purchased shares of our common stock, or who holds options, pursuant to a written compensatory plan or contract may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not deemed to have been an affiliate of ours during the immediately preceding 90 days may generally sell those securities without having to comply with the current public information and minimum holding period requirements of Rule 144. These persons who are our affiliates may generally sell those securities under Rule 701 without having to comply with Rule 144’s minimum holding period restriction.

Lock-up Agreements

In addition to the limits placed on the sale of our common stock by operation of Rule 144, Rule 701 and other provisions of the Securities Act, we, our directors and executive officers and Eldridge have agreed not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of our common stock or securities convertible or exchangeable into shares of our common stock (including OP Units) owned by them at the completion of this offering or thereafter acquired by them for a period of                days after the date of this prospectus, subject to specified exceptions and, for certain parties, a possible extension under certain circumstances, without the prior consent of the representatives of the underwriters in this offering. See “Underwriting.”

The representatives of the underwriters in this offering have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and will consider the release of any shares subject to a lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the representatives on behalf of the underwriters in this offering will consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Registration Rights

In connection with our IPO, we entered into a registration rights agreement that provides EPRT Holdings, LLC and Eldridge with certain “demand” registration rights and customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of an investment in the common stock of Essential Properties Realty Trust, Inc. For purposes of this section under the heading “Federal Income Tax Considerations,” references to “Essential Properties Realty Trust, Inc.,” “we,” “our” and “us” mean only Essential Properties Realty Trust, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, or Treasury Regulations, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this prospectus and the statements in this prospectus are not binding on the IRS or any court. Thus, no assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we will operate Essential Properties Realty Trust, Inc. and its subsidiaries and affiliated entities in accordance with their applicable organizational documents or operating agreements. This summary is for general information only and is not tax advice. It does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	subchapter S corporations;

•	U.S. expatriates;

•	broker-dealers;

•	persons who mark-to-market our common stock;

•	regulated investment companies;

•	REITs;

•	partnerships and trusts;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock through the exercise of employee stock option or otherwise as compensation;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding a 10% or more (by vote or value) beneficial interest in Essential Properties Realty Trust, Inc.

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	stockholders subject to special tax accounting rules as a result of their use of “applicable financial statements” (within the meaning of Section 451(b)(3) of the Code); and

•	except to the extent discussed below, tax-exempt organizations and foreign investors.

This summary assumes that investors will hold their common stock as a capital asset within the meaning of Section 1221 of the Code, which generally means property held for investment. In addition, this summary does not address state, local and foreign tax considerations, or taxes other than U.S. federal income taxes (except where specifically noted).

The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•	the purchase, ownership or disposition of our common stock, including the federal, state, local, non-U.S. and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General

We will elect to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2018. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT under the Code commencing with such taxable year, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

Sidley Austin LLP has acted as our tax counsel in connection with this offering of our common stock and our federal income tax status as a REIT. Sidley Austin LLP has rendered an opinion to us to the effect that, commencing with our taxable year ended December 31, 2018, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Sidley Austin LLP. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements. Further, the anticipated federal income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Sidley Austin LLP has no obligation to update its opinion subsequent to the date of such opinion.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a

C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay federal income tax as follows:

•	First, we will be required to pay tax at the corporate rate on any undistributed REIT taxable income, including undistributed net capital gains.

•

Second, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•

Third, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•

Fourth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•

Fifth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•

Sixth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•

Seventh, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•

Eighth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our initial tax basis in the asset is less than the fair market value of the asset on the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the five-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Under applicable Treasury Regulations, any gain from the sale of real property we acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Code generally is excluded from the application of this built-in gains tax. See “—Built-In Gains Tax.”

•	Ninth, our subsidiaries that are C corporations, including our “taxable REIT subsidiaries,” or TRSs, generally will be required to pay federal corporate income tax on their earnings.

•

Tenth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income.” See “—Income Tests” and “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a TRS of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined TRS service income generally represents income of a TRS that is understated as a result of services provided to us or on our behalf.

•

Eleventh, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the stockholder in our common stock.

•

Twelfth, we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of our stockholders, as described below under “—Requirements for Qualification as a REIT.”

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

•	that would be taxable as a domestic corporation, but for the special provisions under the Code and Treasury Regulations applicable to REITs;

•	that is not a financial institution or an insurance company within the meaning of the Code;

•	that is beneficially owned by 100 or more persons;

•

not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year;

•	that makes an election to be taxed as a REIT, or has made such an election for a previous taxable year which has not been revoked or terminated; and

•	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that the first through fourth conditions above, inclusive, must be met during the entire taxable year and that the fifth condition must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The fifth and sixth conditions do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of the sixth condition, the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized, have operated and have issued sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy the conditions listed above, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion in this prospectus under the heading “Description of Our Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, the share ownership requirements described in the fifth and sixth bullet points listed above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in the sixth bullet point above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes, including such partnership’s or limited liability company’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

We will have control of our operating partnership and the subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the federal tax requirements described herein, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in TRSs

We, through the operating partnership, own interests in a company that has elected, together with us, to be treated as our TRS, and we may acquire securities in additional TRSs in the future. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes), other than a REIT, in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to federal income tax as a regular C corporation. A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset test described below. See “—Asset Tests.” The aggregate value of all securities of any TRS held by us may not exceed 20% of the value of our total assets. For taxable years beginning after December 31, 2017, taxpayers are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. See “—Annual Distribution Requirements.” While not certain, this provision may limit the ability of our TRS to deduct interest, which could increase its taxable income.

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property,” interest on obligations adequately secured by mortgages on real property, and certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in whole or in part on the income or profits of any person. However, as described above, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a TRS; and

•

We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception (for purposes of such exception, the gross income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services) and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a TRS (which may be wholly or partially owned by us) to provide both customary and non-customary services to our tenants, without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a TRS with respect to the TRS’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as the sole owner of the general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we determine, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not appraised the relative values of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value of such property.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury Regulations, any income from the following hedging transactions, each of which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test:

•	a hedging transaction we enter into

•

(1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which we clearly identify as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or

•	(2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests and

•

new hedging transactions we enter into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of.

To the extent that we do not properly identify such transactions as hedges or we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our TRSs make distributions, we generally will derive our allocable share of such distribution through our interest in our operating partnership. Such distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test.

We monitor the amount of the dividend and other income from our TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income.

We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income

Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As the sole owner of the general partner of our operating partnership, we intend to cause our operating partnership to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring and owning its properties and to make occasional sales of the properties as are consistent with our investment objective. We do not intend, and do not intend to permit our operating partnership or its subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a TRS, but such income will be subject to tax at regular U.S. federal corporate income tax rates.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS of ours, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

We do not believe we have been, and do not expect to be, subject to this penalty tax, although any rental or service arrangements we enter into from time to time may not satisfy the safe-harbor provisions described above. We intend to set any fees paid to a TRS for such services, and any rent payable to us by a TRS, at arm’s length rates, although the amounts paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid, or on the excess rents paid to us.

Asset Tests

At the close of each calendar quarter of our taxable year, we must also satisfy certain tests relating to the nature and diversification of our assets:

•

At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. government securities. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock (or transferable certificates of beneficial interest) in other REITs, any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds, certain kinds of mortgage-backed securities and mortgage loans as well as personal property to the extent that rents attributable to such personal property are treated as rents from real property for purposes of the gross income tests described above (i.e., such rent for personal property does not exceed 15% of the total rent for personal and real property). Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

•

The aggregate value of all securities of any TRSs held by us may not exceed 20% of the value of our total assets. As long as each of these companies qualifies as a TRS of ours, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of the securities of such companies. We believe that the aggregate value of any TRSs in which we may own an interest will not exceed 20% of the aggregate value of our gross assets. We generally do not obtain independent appraisals to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

•	Not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments are not otherwise secured by real property.

•

Of the investments included in the 25% asset class, and except for certain investments in other REITs, our qualified REIT subsidiaries and TRSs, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any partnership, qualified REIT subsidiary or limited liability company) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership, qualified REIT subsidiary or limited liability company that owns such securities). For example, our indirect ownership, through our operating partnership, of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise any redemption/exchange rights. Accordingly, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership or limited liability company that owns such securities), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets:

•	does not exceed the lesser of:

•	1% of the total value of our assets at the end of the applicable quarter or

•	$10,000,000, and

•

we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including:

•

the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued.

•	paying a tax equal to the greater of:

•	$50,000 or

•	the corporate tax rate multiplied by the net income generated by the nonqualifying assets, and:

•	disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our overall interest in an issuer (including in a TRS). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over a specified percentage of our income.

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, if we acquired any asset from a corporation which was or had been a C corporation in a transaction in which our initial tax basis in the asset was less than the fair market value of the asset on the acquisition date, and we dispose of the asset within the five-year period following such acquisition, our REIT taxable income will be reduced by any taxes that we are required to pay on any gain we recognize from the disposition. See “—Built-In Gains Tax.”

Our deduction for net business interest expense will generally be limited to 30% of our taxable income, as adjusted for certain items of income, gain, deduction or loss. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years. If we are subject to this interest expense limitation, our REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. We believe that we are eligible to make this election. If we make this election, although we would not be subject to the interest expense limitation described above, our depreciation deductions may be reduced and, as a result, our REIT taxable income for a taxable year may be increased.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, except as provided below, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential limitation will not apply to distributions made by us, provided we qualify as a “publicly offered REIT.” We believe that we are and expect we will continue to be, a publicly offered REIT. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at the corporate tax rate. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we would elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. Our stockholders would then increase their adjusted basis in our stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares. We intend to make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership will authorize us, as the sole owner of the general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock dividends in order to meet the distribution requirements, while preserving our cash.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which U.S. federal corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges

We may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax on our taxable income at the corporate rate. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate

U.S. stockholders, including individuals, generally may deduct 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning before January 1, 2026. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Unless entitled to relief under specific statutory provisions, we would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General

All of our investments will be held indirectly through our operating partnership. We are the sole owner of the general partner of our operating partnership. Such general partner entity is treated as a disregarded entity for federal income tax purposes. Our operating partnership is treated as a partnership for U.S. federal income tax purposes, and we are treated as owning our proportionate share of the items of income, gain, loss, deduction and credit of the operating partnership for such purposes. In addition, our operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies that we believe are treated as disregarded entities for federal income tax purposes. In the future, we may hold investments through entities treated as partnerships for federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of Our Company.”

Entity Classification

Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as disregarded entities or partnerships. For example, an entity that would otherwise be treated as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that our operating partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating partnership or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe our operating partnership will be treated as a partnership for U.S. federal income tax purposes, and each of its subsidiary partnerships and limited liability companies will be treated as disregarded entities for federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction

A partnership agreement (or, in the case of a limited liability company treated as a partnership for federal income tax purposes, the limited liability company agreement) will generally determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to the Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for federal income tax purposes) in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Our operating partnership may, from time to time, acquire interests in property in exchange for interests in our operating partnership. In that case, the tax basis of these property interests will generally carry over to our operating partnership, notwithstanding their different book (i.e., fair market) value. The partnership agreement will require that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships (including a limited liability company treated as a partnership for federal income tax purposes) with a choice of several methods of accounting for book-tax differences. Depending on the method we choose in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of our operating partnership:

•

could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and

•

could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership.

An allocation described in the second bullet point above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—General—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Partnership Audit Rules

New rules applicable to U.S. federal income tax audits of partnerships apply to our operating partnership and any entity in which we directly or indirectly invest that is treated as a partnership for U.S. federal income tax consequences. Any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level regardless of changes in composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. The rules could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Although final regulations have been issued, questions remain as to how they will apply. However, these rules could increase the U.S. federal income tax, interest and/or penalties economically borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership in comparison to prior law. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our common stock.

Built-In Gains Tax

From time to time, we may acquire C corporations in transactions in which the basis of the corporations’ assets in our hands is determined by reference to the basis of the assets in the hands of the acquired corporations, or carry-over basis transactions. In the case of assets we acquire from a C corporation in a carry-over basis transaction, if we dispose of any such asset in a taxable transaction (including by deed in lieu of foreclosure) during the five-year period beginning on the date of the carry-over basis transaction, then we will be required to pay tax at the corporate tax rate on the gain recognized to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date of the carry-over basis transaction. The foregoing result with respect to the recognition of gain assumes that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Any taxes we pay as a result of such gain would reduce the amount available for distribution to our stockholders.

Federal Income Tax Considerations for Our Common Stockholders

The following summary describes the principal federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary assumes you hold shares of our common stock as “capital assets” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or non-U.S. taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, including an entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If you hold shares of our common stock and are not a U.S. stockholder, you are a “non-U.S. stockholder.”

If a partnership or other entity treated as a partnership for federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding shares of our common stock and the partners in such partnerships are encouraged to consult their tax advisors.

Taxation of Taxable U.S. Stockholders

Distributions Generally

Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. stockholders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations or, except to the extent provided in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. stockholders, including individuals. For taxable years beginning before January 1, 2026, dividends that we distribute to U.S. stockholders other than corporations that are not designated as capital gain dividends or otherwise treated as qualified dividends generally are eligible for a deduction equal to 20% of the amount of such dividends.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder. This treatment will reduce the U.S. stockholder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends

Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year and do not exceed the total amount of dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year, without regard to the period for which a U.S. stockholder has held its stock. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to our stockholders in proportion to the amount that our total dividends, as determined for federal income tax purposes, paid or made available to our stockholders for the year bears to the total dividends, as determined for federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for federal income tax purposes) would be adjusted accordingly, and a U.S. stockholder generally would:

•

include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted tax basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•

in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of our stock and income designated as qualified dividend income, described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock

If a U.S. stockholder sells or disposes of shares of our common stock, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the U.S. stockholder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be a long-term capital gain or loss if the U.S. stockholder has held such common stock for more than one year. However, if a U.S. stockholder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” is currently 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” is currently 20%. However, dividends payable by REITs are generally not eligible for the 20% tax rate on qualified dividend income, except to the extent the REIT’s dividends are attributable to dividends received from taxable corporations (such as its TRSs) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year) or to dividends properly designated by the REIT as “capital gain dividends.” In addition, U.S. stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. As described above, for taxable years beginning before January 1, 2026, dividends that we distribute to non-corporate U.S. stockholders that are not designated as capital gain dividends or otherwise treated as qualified dividends generally will be eligible for a deduction equal to 20% of the amount of such dividends. Under final regulations recently issued by the Internal Revenue Service, in order to qualify for this deduction with respect to a dividend on our common shares, a shareholder must hold such shares for more than 45 days during the 91-day period beginning on the date which is 45 days before the date on which such shares become ex-dividend with respect to such dividend (taking into account certain special holding period rules that may, among other consequences, reduce a shareholder’s holding period during any period in which the shareholder has diminished its risk of loss with respect to the shares). Shareholders are urged to consult their tax advisors as to their ability to claim this deduction.

Medicare Tax on Unearned Income

Certain U.S. stockholders that are individuals, estates or trusts will be required to pay a 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of shares. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

We are required to report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Dividend income from us and gain arising upon a sale of our shares generally should not be unrelated business taxable income, or UBTI to a tax-exempt stockholder, except as described below. This income or gain will be UBTI, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. We will not be a pension-held REIT unless (1) either (a) one pension trust owns more than 25% of the value of our stock, or (b) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts. Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our stock.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of federal income taxation and does not address state, local or non-U.S. tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, local and non-U.S. income tax laws on the purchase, ownership and disposition of shares of our common stock, including any tax return filing and other reporting requirements.

If you are a non-U.S. stockholder, this discussion further assumes that:

•

you will not have held more than 10% of our common stock (taking into account applicable constructive ownership rules) at any time during the five-year period ending on the date on which you dispose of our common stock or receive distributions from us;

•

our common stock is and will continue to be “regularly traded” on an established securities market located in the United States within the meaning of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, although there can be no assurance that this will continue to be the case; and

•

that you are not a “qualified shareholder”, as defined in Section 897(k)(3)(A) of the Code, which describes certain partnerships and other collective investment vehicles that satisfy various recordkeeping, administrative and other requirements.

If you are a non-U.S. stockholder as to which any of these assumptions is not accurate, and in particular if you are a “qualified shareholder” within the meaning of FIRPTA, you should consult your own tax advisor concerning the tax consequence to you of sales of our stock and the receipt of dividends and other distributions from us.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our stock.

Distributions Generally

Distributions (including any taxable stock dividends) that are neither attributable to gains from sales or exchanges by us of U.S. real property interests, or USRPIs, nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. stockholder maintains a permanent establishment in the Unites States to which such dividends are attributable). Under certain tax treaties, however, lower withholding rates generally applicable to U.S. corporate dividends do not apply to dividends from a U.S. REIT. Foreign sovereigns and their agencies and instrumentalities may be exempt from such withholding taxes on REIT dividends under the Code, and pension funds and other tax-exempt organizations from certain countries may be exempt from such withholding taxes under an applicable tax treaty. Dividends that are treated as effectively connected with a U.S. trade or business will generally not be subject to withholding but will be subject to federal income tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to federal income tax. Any such effectively connected dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold federal income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

•

such non-U.S. stockholder is a pension fund or one of certain other organizations exempt from taxation in a home jurisdiction that has a bilateral tax treaty with the United States providing for an exemption from U.S. withholding tax on dividends;

•

such non-U.S. stockholder is a foreign government or a foreign government’s agency or instrumentality not engaged in commercial activities, or a foreign governmental entity that is eligible for Section 892 of the Code and the applicable Treasury Regulations and eligible for exemption from U.S. withholding tax thereunder;

•	a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced treaty rate; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted tax basis of the

non-U.S. stockholder’s common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. stockholder’s adjusted tax basis in such common stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. For withholding purposes, because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we expect to treat all distributions as made out of our current or accumulated earnings and profits for withholding purposes. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends

Distributions attributable to gain from the disposition of a USRPI will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. See “Taxation of Non-U.S. Stockholders—Distributions Generally.”

Distributions to a non-U.S. stockholder that do not arise from the disposition of a USRPI and that we properly designate as capital gain dividends generally should not be subject to federal income taxation, unless:

•

the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. stockholder maintains a permanent establishment in the Unites States to which such dividends are attributable), in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a non-U.S. corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

•

the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. stockholder will be subject to a 30% tax on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. stockholder (even though the individual is not considered a resident of the United States), provided the non-U.S. stockholder has timely filed U.S. federal income tax returns with respect to such losses.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of the common stock held by stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under this approach, the non-U.S. stockholders would be able to offset as a credit against their federal income tax liability their proportionate share of the tax that we paid on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax that we paid exceeds their actual federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. stockholders should consult their tax advisors regarding the taxation of such retained net capital gain.

Dispositions of Our Stock

Subject to the previously noted assumptions, if you are a non-U.S. stockholder, you generally will not be subject to U.S. federal income tax on the gain realized upon a sale of our common stock unless:

•	your shares of our common stock are treated as being effectively connected with your U.S. trade or business (and, if a bilateral tax treaty applies, is attributable to a U.S. permanent establishment maintained by you) in which case you will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items; or

•

you are a nonresident alien individual who is present in the United States for 183 days or more during the calendar year and certain other conditions are met, in which case you will be subject to a 30% tax on your capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by your U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a United States person.

Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act, or FATCA

Withholding taxes may be imposed (at a 30% rate) on certain U.S. source payments made to “foreign financial institutions” and certain other non-U.S. entities. Under these withholding rules, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders who own shares of our common stock through foreign accounts or foreign intermediaries and to certain non-U.S. stockholders. The withholding tax may be imposed on dividends on our common stock paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or certifies that it is exempt from such obligations or, (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution that is not otherwise exempt, it must either enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or, in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement these rules, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective stockholders should consult their tax advisors regarding FATCA.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and an investment in our common stock.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Code impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA), (b) plans described in Section 4975(e)(1) of the Code, including individual retirement accounts and annuities, (c) any entities whose underlying assets include plan assets by reason of a plan’s investment in such entities (each an “ERISA Plan”) and persons who have certain specified relationships to such ERISA Plans (“Parties-in-Interest” under ERISA and “Disqualified Persons” under the Code). Moreover, based on the reasoning of the United States Supreme Court in John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank, 510 U.S. 86 (1993), an insurance company’s general account may be deemed to include assets of the ERISA Plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a Party-in-Interest with respect to a Plan by virtue of such investment. In addition, federal, state, local, church and non-U.S. plans may be subject to provisions under federal, state, local or non-U.S. laws or regulations that are similar to such provisions of the Code or ERISA, or collectively, Similar Laws. ERISA also imposes certain duties on persons who are fiduciaries of ERISA Plans subject to ERISA and prohibits certain transactions between such a Plan and Parties-in-Interest or Disqualified Persons with respect to such ERISA Plans. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our common stock of a portion of the assets of any plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with Parties-In-Interest or Disqualified Persons unless an exemption is available. A Party-in-Interest or Disqualified Person who engages in a non-exempt prohibited transaction may be subject to excise taxes under the Code and other penalties and liabilities under ERISA and may result in the loss of tax-exempt status of an Individual Retirement Account. In addition, the fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to personal liabilities under ERISA.

The United States Department of Labor, or the DOL, has issued a regulation (29 C.F.R. § 2510.3-101, as modified by Section 3(42) of ERISA) concerning the definition of what constitutes the assets of an ERISA Plan (the “Plan Asset Regulations”). These regulations provide that, as a general rule, the underlying assets and properties of corporations, partnerships, trusts and certain other entities in which an ERISA Plan purchases an “equity interest” will be deemed for purposes of ERISA to be assets of the investing ERISA Plan unless a certain exception applies. The Plan Asset Regulations define an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Our common stock included in this offering should be treated as “equity interests” for purposes of the Plan Asset Regulations.

The Plan Asset Regulations provide exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a “real estate operating company” or a “venture capital operating company.” Under the Plan Asset Regulations, a “real estate operating company” is defined generally, as an entity: (i) which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost; (ii) invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities; and (iii) which, in the ordinary course of its business, is engaged directly in real estate management or development activities.

According to those same regulations, a “venture capital operating company” is defined, generally, as an entity that on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost invested in one or more operating companies with respect to which the entity has management rights; and that, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.

Another exception under the Plan Asset Regulations applies to “publicly offered securities,” which are defined as securities that are: (i) freely transferable; (ii) part of a class of securities that is widely held; and (iii) either part of a class of securities that is registered under Section 12(b) or 12(g) of the Exchange Act, or sold to an ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Plan Asset Regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes or which would violate any state or federal statute, regulation, court order, judicial decree, or rule of law will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security that are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

We expect that our common stock will meet the criteria of the publicly offered securities exception to the look-through rule. First, our common stock should be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon transfer of our common stock are those generally permitted under the Plan Asset Regulations, those required under federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to a registered public offering and those owned by officers, directors and other affiliates, and voluntary restrictions agreed to by a selling shareholder regarding volume limitations.

Second, we expect (although we cannot confirm) that our common stock will be held by 100 or more investors and that at least 100 or more of these investors will be independent of us and of one another.

Third, our common stock included in this offering will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and our common stock will be registered under the Exchange Act.

If, however, none of the exceptions under the Plan Asset Regulations were applicable to us and we were deemed to hold plan assets subject to ERISA or Section 4975 of the Code, such plan assets would include an undivided interest in the assets held by us. In such event, such assets and the persons providing services with respect to such assets would be subject to the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code.

In addition, if our assets were treated as plan assets: (i) the prudence and other fiduciary responsibility standards of ERISA would apply to certain investments made by us, and (ii) certain of our activities could be deemed to constitute a transaction prohibited under Title I of ERISA or Section 4975 of the Code (e.g., the extension of credit between an ERISA Plan and a Party in Interest or Disqualified Person). Such transactions may, however, be subject to a statutory or administrative exemptions, such as Prohibited Transaction Class Exemption, or PTCE 84-14, as amended, which exempts certain transactions effected on behalf of an ERISA Plan by a “qualified professional asset manager,” as discussed below.

Whether or not our underlying assets are deemed to include “plan assets” as described above, the acquisition and/or holding of our common stock by an ERISA Plan with respect to which we or an underwriter is considered a Party-In-Interest or a Disqualified Person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the DOL has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from certain of the prohibited transaction provision of ERISA and Section 4975 of the Code, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Neither we, nor any underwriter, nor any of our respective affiliates, agents or employees is making an investment recommendation or providing investment advice on which an ERISA Plan or the fiduciary making the investment decision for such ERISA Plan has relied in connection with the decision to acquire our common stock, and none of us is acting as a fiduciary (within the meaning of Section 3(21) of ERISA or Section 4975(e)(3) of the Code) to the ERISA Plan in connection with the Plan’s acquisition of any such common stock (unless an applicable prohibited transaction exemption is available to cover the purchase or holding of the common stock or the transaction is not otherwise prohibited) and (ii) the ERISA Plan fiduciary making the decision to acquire the common stock is exercising its own independent judgment in evaluating the investment in the common stock.

Each plan fiduciary should consult with its counsel with respect to the potential applicability of ERISA and the Code to such investment or similar rules that may apply to plans subject to Similar Law. Each plan fiduciary should also determine on its own whether any exceptions or exemptions are necessary and applicable and whether all conditions of any such exceptions or exemptions have been satisfied.

Moreover, each ERISA Plan fiduciary should determine whether, under the general fiduciary standards of investment prudence and diversification, acquiring common stock is appropriate for the ERISA Plan, taking into account the overall investment policy of the ERISA Plan and the composition of the ERISA Plan’s investment portfolio.

The foregoing discussion is general in nature, is not intended to be all-inclusive, and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries of ERISA Plans and other persons considering purchasing our common stock on behalf of, or with the assets of, any ERISA Plan consult with counsel regarding the potential applicability of ERISA, and Section 4975 of the Code to such investment and whether any exceptions or exemptions are applicable (including the publicly offered securities exception) and whether all conditions of any such exceptions or exemptions have been satisfied.

UNDERWRITING

Our company, our operating partnership and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table.                                                  ,                                                   and                                                   are the representatives of the underwriters.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares of common stock covered by the option described below unless and until this option is exercised.

Option to Purchase Additional Shares

The underwriters have an option to buy up to             additional shares of common stock from us. They may exercise the option for 30 days. If any shares of common stock are purchased pursuant to the option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

Underwriting Discounts and Commissions

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to             additional shares of common stock.

Paid by Our Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the public offering price. After the initial offering of the shares of common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, payable by us will be approximately $        . We have agreed to reimburse the underwriters for all expenses related to the clearance of the offering with the Financial Industry Regulatory Authority (in an amount not to exceed $                ).

Lock-Up Agreements

We and our officers, directors and Eldridge have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of their common stock, or any options or warrants to purchase any shares common stock of the company, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock of the company (including OP units), whether now owned or hereinafter acquired, owned directly by our company or these other persons (including holding as a custodian) or with respect to which our company or such other persons has beneficial ownership within the rules and regulations of the SEC during the period from the date of this prospectus continuing through the date                days after the date of this prospectus.

The restrictions described in the immediately preceding paragraph do not apply to, with respect to us or our operating partnership, subject to certain limitations:

•	the shares of common stock sold in this offering to the underwriters;

•	any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock (including OP units) issued or granted pursuant to our Equity Incentive Plan;

•

any shares of common stock issued upon the conversion, exchange or exercise of securities convertible into or exercisable or exchangeable for shares of common stock outstanding as of the date of this prospectus;

•

any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock (including OP units), in the aggregate not to exceed 15% of the total number of shares of common stock issued and outstanding immediately following the completion of this offering (assuming full conversion, exchange or exercise of all outstanding securities convertible into or exercisable or exchangeable for shares of common stock (including OP units)), issued in connection with property acquisitions, mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions;

•	the filing of any registration statement pursuant to our registration obligations to third party investors that agreed to acquire shares of common stock in the formation transactions; and

•	the filing of a registration statement relating to the Equity Incentive Plan.

In addition, the restrictions above with respect to officers, directors and Eldridge do not apply to a transfer by our officers, directors or Eldridge that, subject to certain limitations:

•	is in connection with certain change of control transactions;

•	is a bona fide gift or gifts;

•	is to a trust for the direct or indirect benefit of such persons or the immediate family of such persons;

•	in the case of Eldridge, is a transfer or pledge to its subsidiaries, affiliates or any investment fund or other entity controlled or managed by, or under common control or management with, it;

•

is a disposition to our company solely to satisfy tax withholding obligations in connection with equity awards that were granted pursuant to equity incentive plans that are described in this prospectus;

•	involves shares of common stock acquired in open market purchases after the completion of this offering;

•	involves the establishment of a written trading plan designed to comply with Rule 10b5-1(c) of the Exchange Act;

•

is in connection with transactions concerning an index or basket of securities in which shares of common stock acquired after the completion of this offering comprise less than two percent of the total value of such index or basket; or

•	with the prior written consent of the representatives of the underwriters.

NYSE Listing

Our common stock is listed on the NYSE under the symbol “EPRT.”

Price Stabilization and Short Positions

In connection with the offering, the underwriters may purchase and sell common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of common stock for which the underwriters’ option to purchase additional common stock described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of common stock for which the option to purchase additional common stock described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount and commission received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus by electronic means, such as email. Certain of the underwriters may facilitate internet distribution for this offering to certain of their respective internet subscription customers. In addition, certain of the underwriters may allocate shares for sale to their respective online brokerage customers. An electronic prospectus may be made available on the website maintained by any such underwriter. Other than this prospectus in electronic format, the information on any such website is not part of, or incorporated by reference into, this prospectus.

Other Relationships

As described under “Use of Proceeds,” we will contribute the net proceeds from this offering to our operating partnership in exchange for OP Units, and we expect our operating partnership to use the net proceeds received from us to repay outstanding borrowings under our revolving credit facility. Affiliates of the underwriters participating in this offering are lenders under our revolving credit facility. As a result, to the extent our operating partnership uses the net proceeds received from us to repay outstanding borrowings under our revolving credit facility, affiliates of the underwriters will receive proceeds from this offering through the repayment of that indebtedness. For additional information, see “Use of Proceeds” above.

In addition to the matters discussed above, the underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the shares, where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Each of the underwriters may arrange to sell the shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no offer of the common stock which is the subject of the offering has been, or will be, made to the public in the United Kingdom, other than under the following exemptions under the Financial Services and Markets Act 2000 as amended (“FSMA”):

(a)	to any legal entity which is a qualified investor as defined in the FSMA;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the FSMA), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86(1) of the FSMA,

provided that no such offer of the common stock referred to in (a) through (c) above shall result in a requirement for us or any underwriters to publish a prospectus pursuant to Section 85(1) of the FSMA.

For the purposes of this provision, the expression an “offer of the common stock to the public” in relation to any common stock means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as fully defined in Section 102B of the FSMA.

Each person located in the United Kingdom to whom any offer of common stock is made or who receives any communication in respect of any offer of common stock, or who initially acquires any common stock, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and us that (1) it is a “qualified investor” within the meaning of Section 86 of the FSMA; and (2) in the case of any common stock acquired by it as a financial intermediary as that term is used Part VI of the FSMA, the common stock acquired by it in the offer has not been acquired on behalf of, nor has it been acquired with a view to its offer or resale to, persons other than qualified investors, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where common stock has been acquired by it on behalf of persons in the United Kingdom other than qualified investors, the offer of that common stock to it is not treated under the FSMA as having been made to such persons.

We, the underwriters, our affiliates and the affiliates of the respective underwriters will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus is not a prospectus for the purposes of the FSMA and each of them has been prepared on the basis that any offer of common stock in the United Kingdom will be made pursuant to an exemption under the FSMA from the requirement to publish a prospectus for offers of common stock. Accordingly any person making or intending to make an offer in the United Kingdom of common stock which is the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Section 85(1) of the FSMA in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of common stock in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

No invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by the underwriters in connection with the issue or sale of the common stock may be communicated or caused to be communicated except in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA must be complied with respect to anything done or to be done by the underwriters in relation to any common stock in, from or otherwise involving the United Kingdom.

In addition, this prospectus is being distributed only to and are directed only at persons (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies or other persons falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus relates is only available to, and will be engaged in with, relevant persons.

France

Neither this prospectus nor any other offer material relating to the shares of common stock has been prepared in the context of a public offer of shares of common stock in the French Republic within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the Autorité des Marchés Financiers (“AMF”) and has therefore not been and will not be submitted to the clearance procedures of the AMF for prior approval or otherwise or notified to the AMF after clearance of the competent authority of a Member State of the European Economic Area.

The shares of common stock have not been offered, sold or otherwise transferred and will not be offered, sold or otherwise transferred, directly or indirectly, to the public in the French Republic. Neither this prospectus nor any other offer material relating to the shares of common stock has been or will be (A) released, issued, distributed or caused to be released, issues or distributed to the public in the French Republic or (B) used in connection with any offer for subscription or sale of the shares of common stock in the French Republic.

Any offers, sales or other transfers of the shares of common stock in the French Republic may only be made in accordance with Article L.411-2 of the French Monetary and Financial Code and only (A) to investment services providers authorised to engage in portfolio management on a discretionary basis on behalf of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or to “qualified investors” (“Investisseurs Qualifiés”) and/or to a restricted group of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2 D. 411-1, D. 411-2, D. 734-1, D. 744- 1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code or (B) in a transaction that, in accordance with Article L.411-2-I-1 or -2 or -3 of the French Monetary and Financial Code and Article 211-2 of the General Regulations of the AMF does not constitute a public offer (offre au public), and is in compliance with Articles L.341-1 to L.341-17 of the French Monetary and Financial Code.

Pursuant to Article 211-3 of the General Regulations of AMF, the shares of common stock may only be resold, directly or indirectly, to the public in the French Republic in accordance with applicable laws relating to public offerings (which are in particular embodied in Article L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code).

Netherlands

The prospectus is not addressed to or intended for and the shares of common stock described in the prospectus are not and will not be, directly or indirectly, offered, sold, transferred or delivered to any individual or legal entity in the Netherlands except to individuals or entities that are qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht, Wft). As a consequence no approved prospectus has to be published in the Netherlands pursuant to Article 3 of the European Directive 2003/71/EC as amended (including by Directive 2010/73/EU) and implemented in Netherlands law.

Switzerland

The shares of common stock may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other exchange or regulated trading facility in Switzerland, or a simplified prospectus or a prospectus as such term is defined in the Swiss Collective Investment Schemes Act of 23 June 2006, as amended (“CISA”), and neither this prospectus nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the company or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. The shares of common stock and this prospectus are not subject to the supervision by any Swiss regulatory authority, e.g. the Swiss Financial Market Supervisory Authority FINMA, and investors in the shares of common stock will not benefit from protection or supervision by such authority.

The offering or distribution of the shares of common stock in Switzerland and/or to Swiss investors will be exclusively made to, and directed at, (i) regulated financial intermediaries within the meaning of Article 10 para. 3 letter a CISA and (ii) to regulated insurance institutions within the meaning of Article 10 para. 3 letter b CISA ((i) and (ii) together, the “Regulated Qualified Investors”). The company has not been and will not be registered with the Swiss Financial Market Supervisory Authority FINMA and has not appointed a Swiss representative and a Swiss paying agent pursuant to the CISA. This prospectus, the company and the shares of common stock, as well as any information and documents in connection therewith, may not be distributed or made available in Switzerland and/or to Swiss investors, except to Regulated Qualified Investors exclusively.

Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

The shares of common stock which are the subject of this prospectus do not represent units in a collective investment scheme which is authorized or recognized by the Monetary Authority of Singapore (MAS) under Section 286 or 287 of the Securities and Futures Act (Chapter 289 of Singapore) (SFA) and this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the SFA. This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock will not be circulated or distributed, nor will the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore, other than institutional investors as defined in Section 4A of the SFA or relevant regulations thereunder.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1- 28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares of common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares of common stock. If you do not understand the contents of this document, you should consult an authorized financial adviser.

LEGAL MATTERS

Certain legal matters, including certain tax matters, will be passed upon for us by Sidley Austin LLP, New York, New York. Venable LLP, Baltimore, Maryland, will pass upon the validity of the shares of our common stock sold in this offering and certain other matters under Maryland law. Latham & Watkins LLP, New York, New York, will act as counsel to the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2018, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a web site at www.essentialproperties.com. Information contained on our web site is not incorporated by reference into this prospectus, and you should not consider information contained on our web site to be part of this prospectus.

We have filed a registration statement on Form S-11, of which this prospectus constitutes a part, with the SEC under the Securities Act with respect to this offering of our common stock. This prospectus does not contain all of the information set forth in the registration statement, which also includes numerous exhibits and schedules, and incorporates by reference certain documents that we previously filed with the SEC. For further information with respect to our company and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto, and the documents incorporated by reference. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and where such document has been filed as an exhibit to the registration statement, each statement is qualified in all respects by reference to the contents of the full document.    Our SEC filings, including our registration statement and the documents incorporated by reference therein, are available to you, free of charge, on the SEC’s web site, www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports and other information with the SEC. These periodic reports and other information are available through the SEC’s web site referred to above.

INFORMATION INCORPORATED BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. The information incorporated by reference is considered to be a part of this prospectus. The following documents previously filed with the SEC are incorporated by reference into this prospectus, except for any documents or portions thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 27, 2019; and

•	our Current Report on Form 8-K, filed on February 27, 2019.

Any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document that is incorporated by reference into this prospectus, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been incorporated by reference into this prospectus. You should direct requests for those documents to:

Essential Properties Realty Trust, Inc.

902 Carnegie Center Boulevard, Suite 520

Princeton, New Jersey 08540

Attention: Gregg A. Seibert, Executive Vice President, Chief Operating Officer and Secretary

(609) 436-0619

gseibert@essentialproperties.com

Our reports and documents incorporated by reference herein may also be found in the “Investor Relations” section of our website at www.essentialproperties.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Essential Properties Realty Trust, Inc.

            Shares of Common Stock

PROSPECTUS

Joint Book-Running Managers

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NYSE listing fee.

SEC Registration Fee	$
FINRA Filing Fee
NYSE Listing Fees
Accounting Fees and Expenses
Legal Fees and Expenses
Printing Fees and Expenses
Transfer Agent and Registrar Fees
Miscellaneous

Total	$

Item 32. Sales to Special Parties.

None.

Item 33. Recent Sales of Unregistered Securities.

In connection with our formation and initial capitalization, on January 17, 2018, we issued 100 shares of our common stock, $0.01 par value per share to EPRT Holdings, LLC for an aggregate purchase price of $100. These securities were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act.

Concurrently with the completion of our initial public offering, an affiliate of Eldridge Industries, LLC purchased 7,785,611 shares of our common stock at a purchase price of $14.00 per share. These securities were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made or are threatened to be made a party or witness by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking, which may be unsecured, by the director or officer or on the director’s or officer’s behalf to repay the amount paid if it shall ultimately be determined that the standard of conduct has not been met.

Our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter also permits us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

We have entered into indemnification agreements with each of our directors and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements provide that, if a director or executive officer is a party to, or witness in, or is threatened to be made a party to, or witness in, any proceeding by reason of his or her service as a director, officer, employee or agent of our company or as a director, officer, partner, member, manager, fiduciary, employee, agent or trustee of any other foreign or domestic corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise that he or she is or was serving in such capacity at our request, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law, including in any proceeding brought by the director or executive officer to enforce his or her rights under the indemnification agreement, to the extent provided by the agreement. The indemnification agreements also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied or preceded by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking, which may be unsecured, by the indemnitee or on his or her behalf to repay the amount paid if it shall ultimately be established that the standard of conduct has not been met.

The indemnification agreements also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

In addition, our directors and officers may be entitled to indemnification pursuant to the terms of the partnership agreement of our operating partnership.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36. Financial Statements and Exhibits.

(A) Financial Statements: see Part II, Item 8 and Part IV, Item 15 of our Annual Report on Form 10-K filed with the SEC on February 27, 2019 which is incorporated in this registration statement by reference.

(B) Exhibits: The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

#1.1	Form of Underwriting Agreement

*3.1	Articles of Amendment and Restatement of Essential Properties Realty Trust, Inc., dated as of June 19, 2018 (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*3.2	Certificate of Correction to the Articles of Amendment and Restatement of Essential Properties Realty Trust, Inc., dated as of February 27, 2019 (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 27, 2019)

*3.3	Amended and Restated Bylaws of Essential Properties Realty Trust, Inc. (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*4.1	Form of Common Stock Certificate of Essential Properties Realty Trust, Inc. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-11 filed on May 25, 2018)

*4.2	Amended and Restated Master Indenture dated as of July 11, 2017, among SCF RC Funding I LLC, SCF RC Funding II LLC and SCF RC Funding III LLC, each a Delaware limited liability company, collectively as issuers, and Citibank, N.A., as indenture trustee, relating to Net-Lease Mortgage Notes (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-11 filed on May 25, 2018)

*4.3	Amended and Restated Series 2016-1 Indenture Supplement dated as of July 11, 2017, among SCF RC Funding I LLC, SCF RC Funding II LLC and Citibank, N.A., as indenture trustee (Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-11 filed on May 25, 2018)

*4.4	Series 2017-1 Indenture Supplement dated as of July 11, 2017, among SCF RC Funding I LLC, SCF RC Funding II LLC, SCF RC Funding III LLC and Citibank, N.A., as indenture trustee (Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-11 filed on May 25, 2018)

#5.1	Opinion of Venable LLP

#8.1	Opinion of Sidley Austin LLP with respect to tax matters

*10.1	Agreement of Limited Partnership of Essential Properties, L.P. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.2	Stockholders Agreement among Essential Properties Realty Trust, Inc. and the persons named therein, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.3	Registration Rights Agreement among Essential Properties Realty Trust, Inc. and the persons named therein, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.4	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Paul T. Bossidy, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.5	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Daniel P. Donlan, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.6	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Joyce DeLucca, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.7	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Scott A. Estes, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.8	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Todd J. Gilbert, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.9	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Hillary P. Hai, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.10	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Peter M. Mavoides, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.11	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Anthony D. Minella, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.12	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Stephen D. Sautel, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.13	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Gregg A. Seibert, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.14	Revolving Credit Agreement, dated as of June 25, 2018, among the Company, the Operating Partnership, the several lenders from time to time parties thereto, Barclays Bank PLC, Citigroup Global Markets Inc. and Goldman Sachs Bank USA (Incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.15	Amended and Restated Property Management and Servicing Agreement dated as of July 11, 2017, among SCF RC Funding I LLC, SCF RC Funding II LLC and SCF RC Funding III LLC, each a Delaware limited liability company, collectively as issuers, SCF Realty Capital LLC, a Delaware limited liability company, as property manager and special servicer, and Midland Loan Services, a division of PNC Bank, National Association, as back-up manager and Citibank, N.A., as indenture trustee (Incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-11 filed on May 25, 2018)

†*10.16	Employment Agreement between Essential Properties Realty Trust, Inc. and Peter M. Mavoides, effective as of June 25, 2018 (Incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

†*10.17	Employment Agreement between Essential Properties Realty Trust, Inc. and Gregg A. Seibert, effective as of June 25, 2018 (Incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

†*10.18	Employment Agreement between Essential Properties Realty Trust, Inc. and Hillary P. Hai, effective as of June 25, 2018 (Incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

†*10.10	Essential Properties Realty Trust, Inc. 2018 Incentive Award Plan, effective as of June 19, 2018 (Incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*21.1	List of Subsidiaries of Essential Properties Realty Trust, Inc. (Incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on February 27, 2019)

#23.1	Consent of Ernst & Young LLP as to the consolidated financial statements of Essential Properties Realty Trust, Inc. and Essential Properties Realty Trust, Inc. Predecessor

#23.3	Consent of Venable LLP (contained in Exhibit 5.1)

#23.4	Consent of Sidley Austin LLP (contained in Exhibit 8.1)

24.1	Power of Attorney (included on the Signature Page)

#	To be filed by amendment.
*	Previously filed.
†	Indicates management contract or compensatory plan.

Item 37. Undertakings.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

EXHIBIT INDEX

Exhibit

#1.1	Form of Underwriting Agreement

*3.1	Articles of Amendment and Restatement of Essential Properties Realty Trust, Inc., dated as of June 19, 2018 (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*3.2	Certificate of Correction to the Articles of Amendment and Restatement of Essential Properties Realty Trust, Inc., dated as of February 27, 2019 (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 27, 2019)

*3.3	Amended and Restated Bylaws of Essential Properties Realty Trust, Inc. (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*4.1	Form of Common Stock Certificate of Essential Properties Realty Trust, Inc. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-11 filed on May 25, 2018)

*4.2	Amended and Restated Master Indenture dated as of July 11, 2017, among SCF RC Funding I LLC, SCF RC Funding II LLC and SCF RC Funding III LLC, each a Delaware limited liability company, collectively as issuers, and Citibank, N.A., as indenture trustee, relating to Net-Lease Mortgage Notes (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-11 filed on May 25, 2018)

*4.3	Amended and Restated Series 2016-1 Indenture Supplement dated as of July 11, 2017, among SCF RC Funding I LLC, SCF RC Funding II LLC and Citibank, N.A., as indenture trustee (Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-11 filed on May 25, 2018)

*4.4	Series 2017-1 Indenture Supplement dated as of July 11, 2017, among SCF RC Funding I LLC, SCF RC Funding II LLC, SCF RC Funding III LLC and Citibank, N.A., as indenture trustee (Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-11 filed on May 25, 2018)

#5.1	Opinion of Venable LLP

#8.1	Opinion of Sidley Austin LLP with respect to tax matters

*10.1	Agreement of Limited Partnership of Essential Properties, L.P. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.2	Stockholders Agreement among Essential Properties Realty Trust, Inc. and the persons named therein, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.3	Registration Rights Agreement among Essential Properties Realty Trust, Inc. and the persons named therein, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.4	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Paul T. Bossidy, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.5	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Daniel P. Donlan, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.6	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Joyce DeLucca, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

Exhibit

*10.7	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Scott A. Estes, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.8	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Todd J. Gilbert, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.9	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Hillary P. Hai, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.10	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Peter M. Mavoides, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.11	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Anthony D. Minella, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.12	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Stephen D. Sautel, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.13	Indemnification Agreement between Essential Properties Realty Trust, Inc. and Gregg A. Seibert, dated as of June 25, 2018 (Incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.14	Revolving Credit Agreement, dated as of June 25, 2018, among the Company, the Operating Partnership, the several lenders from time to time parties thereto, Barclays Bank PLC, Citigroup Global Markets Inc. and Goldman Sachs Bank USA (Incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*10.15	Amended and Restated Property Management and Servicing Agreement dated as of July 11, 2017, among SCF RC Funding I LLC, SCF RC Funding II LLC and SCF RC Funding III LLC, each a Delaware limited liability company, collectively as issuers, SCF Realty Capital LLC, a Delaware limited liability company, as property manager and special servicer, and Midland Loan Services, a division of PNC Bank, National Association, as back-up manager and Citibank, N.A., as indenture trustee (Incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-11 filed on May 25, 2018)

†*10.16	Employment Agreement between Essential Properties Realty Trust, Inc. and Peter M. Mavoides, effective as of June 25, 2018 (Incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

†*10.17	Employment Agreement between Essential Properties Realty Trust, Inc. and Gregg A. Seibert, effective as of June 25, 2018 (Incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

†*10.18	Employment Agreement between Essential Properties Realty Trust, Inc. and Hillary P. Hai, effective as of June 25, 2018 (Incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

†*10.10	Essential Properties Realty Trust, Inc. 2018 Incentive Award Plan, effective as of June 19, 2018 (Incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed on June 26, 2018)

*21.1	List of Subsidiaries of Essential Properties Realty Trust, Inc. (Incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on February 27, 2019)

Exhibit

#23.1	Consent of Ernst & Young LLP as to the consolidated financial statements of Essential Properties Realty Trust, Inc. and Essential Properties Realty Trust, Inc. Predecessor

#23.3	Consent of Venable LLP (contained in Exhibit 5.1)

#23.4	Consent of Sidley Austin LLP (contained in Exhibit 8.1)

24.1	Power of Attorney (included on the Signature Page)

#	To be filed by amendment.
*	Previously filed.
†	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, New Jersey, on this         day of                 , 2019.

ESSENTIAL PROPERTIES REALTY TRUST, INC.

By:
Peter M. Mavoides
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter M. Mavoides and Hillary P. Hai, and each of them, his or her true and lawful attorneys in fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney in fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board of Directors	, 2019
Paul T. Bossidy

	Director, President and Chief Executive Officer (principal executive officer)	, 2019
Peter M. Mavoides

	Chief Financial Officer (principal financial and accounting officer)	, 2019
Hillary P. Hai

	Director	, 2019
Todd J. Gilbert

	Director	, 2019
Anthony D. Minella

	Director	, 2019
Stephen D. Sautel

	Director	, 2019
Joyce DeLucca

	Director	, 2019
Scott A. Estes